      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1996


                                                       REGISTRATION NO. 333-1724
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 5 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         OPENVISION TECHNOLOGIES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                            ------------------------

             DELAWARE                            7371                           94-3161663
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                            7133 KOLL CENTER PARKWAY

                              PLEASANTON, CA 94566
                                 (510) 426-6400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               MICHAEL S. FIELDS

                             CHAIRMAN OF THE BOARD
                         OPENVISION TECHNOLOGIES, INC.
                            7133 KOLL CENTER PARKWAY
                              PLEASANTON, CA 94566
                                 (510) 426-6400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                WITH COPIES TO:

               BARRY E. TAYLOR, ESQ.                         ROBERT V. GUNDERSON, JR., ESQ.
             DONNA M. PETKANICS, ESQ.                           STEVEN M. SPURLOCK, ESQ.
             ROBERT G. O'CONNOR, ESQ.                             RENEE L. BARTON, ESQ.
               CRAIG D. NORRIS, ESQ.                             MARYANNE MINALGA, ESQ.
      WILSON SONSINI GOODRICH & ROSATI, P.C.                    GUNDERSON DETTMER STOUGH
                650 PAGE MILL ROAD                        VILLENEUVE FRANKLIN & HACHIGIAN, LLP
            PALO ALTO, CALIFORNIA 94304                       600 HANSEN WAY, SECOND FLOOR
                  (415) 493-9300                               PALO ALTO, CALIFORNIA 94306
                                                                     (415) 843-0500

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         OPENVISION TECHNOLOGIES, INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K,
         SHOWING LOCATION OF INFORMATION REQUIRED BY ITEMS ON FORM S-1

       FORM S-1 ITEM NUMBER AND CAPTIONS             LOCATION OR CAPTION IN PROSPECTUS
      -----------------------------------    -------------------------------------------------
  1.  Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus.................    Outside Front Cover Page
  2.  Inside Front and Outside Back Cover
      Pages of Prospectus................    Inside Front and Outside Back Cover Pages
  3.  Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges............................    Prospectus Summary; Risk Factors
  4.  Use of Proceeds....................    Use of Proceeds
  5.  Determination of Offering Price....    Outside Front Cover Page; Underwriting
  6.  Dilution...........................    Risk Factors; Dilution
  7.  Selling Security Holders...........    Prospectus Summary; Principal and Selling
                                             Stockholders
  8.  Plan of Distribution...............    Outside Front Cover Page; Underwriting
  9.  Description of Securities to be
      Registered.........................    Description of Capital Stock
 10.  Interests of Named Experts and
      Counsel............................    Legal Matters
 11.  Information with Respect to the
      Registrant.........................    Outside and Inside Front Cover Pages; Prospectus
                                             Summary; Risk Factors; Dividend Policy;
                                             Capitalization; Selected Consolidated Financial
                                             Data; Management's Discussion and Analysis of
                                             Financial Condition and Results of Operations;
                                             Business; Management; Certain Transactions;
                                             Principal and Selling Stockholders; Description
                                             of Capital Stock; Shares Eligible for Future
                                             Sale; Legal Matters; Experts; Additional
                                             Information; Consolidated Financial Statements
 12.  Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities....................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           Subject to Completion

                                                                     May 6, 1996

                                2,735,000 SHARES

                                      LOGO

                                  COMMON STOCK
                               ------------------


     Of the 2,735,000 shares of Common Stock offered hereby, 2,500,000 shares are being sold by OpenVision Technologies, Inc. ("OpenVision" or the "Company") and 235,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "OPVN."

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------

                           PRICE           UNDERWRITING         PROCEEDS         PROCEEDS TO
                             TO            DISCOUNT AND            TO              SELLING
                           PUBLIC         COMMISSIONS(1)       COMPANY(2)        STOCKHOLDERS
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
Per Share...........         $                  $                  $                  $
- ------------------------------------------------------------------------------------------------
Total(3)............         $                  $                  $                  $
- ------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $1,000,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 410,250 shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about May   ,
1996.

ALEX. BROWN & SONS
       INCORPORATED

                                                                 LEHMAN BROTHERS
                                                 SOUNDVIEW FINANCIAL GROUP, INC.

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1996.

                                   [ARTWORK ]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements (including the notes thereto), appearing elsewhere in this Prospectus.
                                  THE COMPANY

    OpenVision Technologies, Inc. ("OpenVision" or the "Company") develops, markets and supports systems management software for client/server computing environments. OpenVision's AXXiON products address three essential areas of systems management -- storage, operations and security. The Company's highly scalable products can be used independently and certain products can be combined to provide interoperable client/server systems management solutions. AXXiON products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. The Company's largest customer installation to date consists of more than 2,400 nodes in a heterogeneous hardware and software environment. The Company also provides a comprehensive range of services to assist customers in planning and implementing systems management solutions. OpenVision has licensed its AXXiON applications to more than 800 customers.

    Historically, large organizations depended on centralized mainframe and mini-computers as the primary computing resource for mission-critical applications and as the central repository for essential data. The market for mainframe systems management software evolved as a result of the need to monitor and control the availability, performance and integrity of these host-based computing environments and, according to Gartner Group, totaled approximately $3.0 billion in 1995. In recent years, however, many large organizations have moved their information systems from mainframe and mini-computer based architectures to distributed client/server computing environments. Client/server environments are more complex than mainframe environments, because they include various types of servers, such as file, application and database servers, and potentially thousands of clients. These environments frequently include a variety of operating systems, networking protocols, database management systems and software applications. In order to monitor and control the availability, performance and integrity of these newer client/server computing environments, there is a need for client/server systems management software. According to Gartner Group, the market for client/server systems management software for storage, operations and security products is expected to expand from $950 million in 1995 to more than $2.6 billion in 1999.

    The Company provides a broad range of client/server systems management software that performs storage, operations and security management functions across multiple hardware platforms, operating systems, relational databases and networks. OpenVision's products feature a client/server architecture and automated, event-driven technology, enabling its products to scale from a few nodes to several thousand nodes, thereby addressing the needs of large, dispersed enterprises. Using the Company's scalable architecture, it is possible for a single system administrator to centrally define policies and monitor and manage thousands of nodes effectively. The Company's ten principal products are independently packaged and certain of the products are designed to be interoperable in order to provide customers flexibility in purchasing and deployment.

    The Company believes that customers will acquire and deploy client/server systems management products and services in a phased manner. Accordingly, the Company's strategy is to cultivate long-term customer relationships that foster ongoing and additive purchases of the Company's products and services. The Company markets its products through both direct sales and indirect sales channels, and its service organization assists customers in designing systems management strategies and implementing OpenVision products. The Company's customers include: AT&T, Boeing, British Gas, British Telecom, Chrysler, Motorola, the NASD, Nomura International, Sun Microsystems and Wells Fargo Bank.

    The Company was incorporated in June 1992 and has acquired a significant part of its technology through ten acquisitions of companies, divisions of companies or products, all of which were completed prior to July 31, 1993. The Company's operating results in the past four fiscal quarters have benefited from increased market acceptance of the Company's products and a significant reduction in operating expenses due to expense and headcount reductions implemented in a restructuring in late fiscal 1994 and the first half of fiscal 1995.

    As of March 31, 1996, the Company had 206 full-time employees. The Company's headquarters are located at 7133 Koll Center Parkway, Pleasanton, CA 94566, and its telephone number is (510) 426-6400. In addition, the Company has ten sales offices and four development offices throughout the United States, Canada and Europe.

                                  THE OFFERING

Common Stock offered by the Company......................  2,500,000 shares
Common Stock offered by the Selling Stockholders.........  235,000 shares
Common Stock to be outstanding after the offering........  18,006,887 shares(1)
Use of proceeds..........................................  To retire indebtedness and for general corporate purposes, including working
                                                           capital. See "Use of Proceeds."
Nasdaq National Market symbol............................  OPVN

                     SUMMARY CONSOLIDATED FINANCIAL DATA(2)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    NINE MONTHS ENDED
                                                                     FISCAL YEAR ENDED JUNE 30,         MARCH 31,
                                                                   ------------------------------   -----------------
                                                                     1993       1994       1995      1995      1996
                                                                   --------   --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:

  Total net revenue..............................................  $  1,774   $ 15,624   $ 18,524   $12,311   $20,325
  Gross profit (loss)............................................      (932)        95     12,174     7,045    17,677
  Total operating expenses(3)....................................    15,589     42,142     29,837    22,780    18,728
  Income (loss) from operations..................................   (16,521)   (42,047)   (17,663)  (15,735)   (1,051)
  Net income (loss)..............................................   (16,424)   (42,727)   (18,112)  (15,459)   (1,546)
  Pro forma net income (loss) per share(4).......................                        $  (1.15)            $ (0.10)
  Pro forma shares used in per share calculations(4).............                          15,751              15,775
  Supplemental pro forma net income (loss) per share(5)..........                        $  (1.09)            $ (0.07)
  Supplemental pro forma shares used in per share
    calculations(5)..............................................                          16,251              16,275

                                                                                       QUARTER ENDED
                                                                   ------------------------------------------------------
                                                                   JUNE 30,       SEPT. 30,       DEC. 31,       MAR. 31,
                                                                     1995           1995            1995           1996
                                                                   --------       ---------       --------       --------
  Total net revenue..............................................  $  6,213        $ 5,140        $  7,351       $  7,834
  Gross profit (loss)............................................     5,129          4,332           6,424          6,921
  Total operating expenses.......................................     7,057          6,035           6,210          6,483
  Income (loss) from operations..................................    (1,928)        (1,703)            214            438
  Net income (loss)..............................................    (2,653)        (1,811)             30            235
  Pro forma net income (loss) per share(4).......................  $  (0.17)       $ (0.11)       $   0.00       $   0.01
  Pro forma shares used in per share calculations(4).............    15,773         15,773          15,773         16,114


                                                                                                MARCH 31, 1996
                                                                                          --------------------------
                                                                                          ACTUAL      AS ADJUSTED(6)
                                                                                          -------     --------------
BALANCE SHEET DATA:

  Cash and cash equivalents.............................................................  $ 1,697        $ 18,865
  Working capital (deficit).............................................................   (4,129)         16,609
  Total assets..........................................................................   13,947          31,115
  Notes payable, less current portion...................................................    5,463             463
  Stockholders' equity (deficit)........................................................   (6,222)         19,516


- ---------------
(1) Based on the number of shares outstanding as of March 31, 1996. Excludes options and warrants to purchase 1,128,158 shares of Common Stock outstanding as of March 31, 1996 at a weighted average exercise price per share of $1.02. See "Management -- 1992 Stock Plan" and Note 6 of Notes to Consolidated Financial Statements.

(2) The financial data presented reflects financial data of the Company for all years since its incorporation in June 1992.

(3) Includes (i) charges for acquired technologies of $2.6 million and $3.3 million for fiscal 1993 and 1994, respectively, and (ii) charges for restructuring of $1.4 million in fiscal 1994.

(4) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in calculating pro forma net income
    (loss) per share.

(5) Supplemental pro forma net income (loss) per share and supplemental pro forma shares used in per share calculations gives effect to the intended use of approximately $5.0 million of the net proceeds of this offering to retire the outstanding principal amount of indebtedness payable to a stockholder under the Company's subordinated debt agreement, as if such repayment had occurred at the beginning of each period.


(6) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                            ------------------------

    OpenVision, the OpenVision logo and SecureMax are registered trademarks of the Company, and AXXiON is a trademark of the Company. This Prospectus also includes trademarks of companies other than the Company.
                            ------------------------

    Except as set forth in the Consolidated Financial Statements or as otherwise indicated, all information in this Prospectus (i) reflects the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, and the conversion of outstanding warrants to purchase Preferred Stock into warrants to purchase Common Stock, which will occur automatically upon the closing of this offering, (ii) does not reflect the exercise of options or warrants after March 31, 1996, (iii) reflects a one-for-two reverse stock split effected on April 4, 1996, (iv) includes as Common Stock 3,247,142 shares of nonvoting Class B Common Stock and (v) assumes that the Underwriters' over-allotment option is not exercised. Unless otherwise indicated herein, references to Consolidated Financial Statements shall mean references to the consolidated financial statements of OpenVision Technologies, Inc. and its subsidiaries. See "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

     Limited Operating History; No Assurance of Profitability; Early Stage of Development and Deployment. The Company was incorporated in 1992 and did not begin shipping products until March 1993. Accordingly, the Company has a very limited operating history, which makes the prediction of future results difficult or impossible. The Company has incurred significant net losses since its inception, including losses of approximately $16.4 million, $42.7 million, $18.1 million and $1.5 million for fiscal 1993, 1994, 1995 and the nine months ended March 31, 1996, respectively. At March 31, 1996, the Company had an accumulated deficit of approximately $78.8 million. Although the Company achieved net income of approximately $30,000 for the quarter ended December 31, 1995 and $235,000 for the quarter ended March 31, 1996, there can be no assurance that the Company will continue to be profitable in any future period and recent operating results should not be considered indicative of future financial performance. The Company is subject to the risks inherent in the operation of a new business enterprise, and there can be no assurance that the Company will be able to successfully address these risks. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Although the Company's strategy is to derive a significant portion of its revenue from the licensing of software, the Company's revenue to date has been limited. The Company's software products are designed for client/server computing environments, which have been utilized only for the past several years. The Company's product strategy is initially to integrate selected product pairs to enhance systems management functionality and to integrate certain products throughout its entire product line through the availability of a common set of services by late 1997. Currently the Company is in the initial phase of this product integration. The success of the Company's strategy is dependent in significant part on its ability to integrate its products as planned and on the Company's software products achieving market acceptance by end users and hardware and software vendors. No assurance can be given that the Company will successfully integrate its products as planned or that the Company's software products will achieve market acceptance. The success of the Company's strategy is also dependent on the Company's ability to expand its direct sales, service and marketing organizations and to establish indirect distribution channels, including resellers, VARs, hardware distributors, application software vendors and systems integrators. If the Company is unable to expand its direct sales, service and marketing organizations and develop appropriate distribution channels on a timely basis, the Company's business, operating results and financial condition would be materially adversely affected. See
"Business -- Products" and "-- Sales and Marketing."

     Risk of Significant Fluctuations in Quarterly Operating Results. The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders; introduction or enhancement of products by the Company or its competitors; changes in pricing policy of the Company or its competitors; increased competition; technological changes in computer systems and environments; the ability of the Company to timely develop, introduce and market new products; quality control of products sold; market readiness to deploy systems management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenue; customer order deferrals in anticipation of new products and product enhancements; the Company's success in expanding its sales and marketing programs; personnel changes; foreign currency exchange rates; mix of products sold; acquisition costs; and general economic conditions. The Company's operating results are highly sensitive to the timing of larger orders. Orders typically range from a few thousand dollars to several hundred thousand dollars. In the quarter ended December 31, 1995, the Company recognized license revenue of $1.4 million related to one order and in the quarter ended December 31, 1993, the Company recognized license revenue of $0.8 million related to another order. Revenue is difficult to forecast because the client/server systems management software market is an emerging market that is highly fragmented and subject to rapid change. The Company's revenue in its first fiscal quarter is typically lower than its revenue in the immediately preceding quarter ended June 30 due to seasonality in customer buying patterns and the structure of the Company's sales commission programs which can increase sales incentives, in the Company's fourth fiscal quarter. The Company expects this seasonality to continue. The Company's sales cycle varies substantially from customer to customer. As a result of all of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The Company has had net income only in the quarters ended December 31, 1995 and March 31, 1996, and there can be no assurance that the Company will have net income in future quarters or on an annual basis.

     The Company's future revenue is difficult to predict, and the Company has in the past not achieved its revenue expectations. Because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. In addition, the Company typically recognizes a significant portion of license revenue in the last two weeks of a quarter. The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. The Company expects to increase expense levels in each of the next several quarters primarily to support increased sales and marketing efforts and research and development efforts. The Company is unable to adjust expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition and on the Company's ability to achieve or maintain profitability. Due to all the foregoing factors, it is possible that in future quarters the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Rapid Technological Change and Requirement for Frequent Product Transitions. The market for the Company's products is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the Company's existing products obsolete and unmarketable. As a result, the Company's success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as certain of the Company's customers start to utilize WindowsNT or other emerging operating platforms, it will be necessary for the Company to enhance its AXXiON products to operate on such platforms in order to meet these customers' requirements. There can be no assurance that the Company's products will achieve market acceptance or will adequately address the changing needs of the marketplace or that the Company will be successful in developing and marketing enhancements to its existing products or new products incorporating new technology on a timely basis. If the Company is unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected.

     The Company has a number of ongoing development projects. During January and February 1996, the Company released new versions of its AXXiON-NetBackup, AXXiON-HA, AXXiON-HSM and AXXiON-SecureMax products that incorporate a three-tiered client/server architecture. There can be no assurance that the features incorporated in these products are the features required to achieve market acceptance. In addition, the Company is conducting ongoing research and development of new and improved software products. The Company believes that it will need to devote significant time and resources to these efforts, and no assurance can be given that such efforts will be successful. From time to time the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to defer purchasing existing Company products. The Company has in the past experienced delays in product development, and there can be no assurance that the Company will not experience further delays in connection with its current product development or future development activities. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Research and Development."

     Risk of Software Defects. Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company has in the past released products with defects, discovered software errors in certain of its new products after introduction and experienced delayed or lost revenue during the period required to correct these errors. In late 1993, the Company introduced three products (none of which continue to be offered by the Company) in which defects were subsequently discovered. These defects included architectural problems that resulted in increased maintenance costs and code management problems. As a result of these defects, the Company experienced adverse customer reactions and negative publicity, which harmed the Company's reputation in the marketplace, and adversely affected the Company's business and operating results. Although the Company believes it has repaired its reputation in the marketplace and that acceptance of its current products is not adversely affected by the past defects, this past harm to the Company's reputation could adversely affect future market acceptance of the Company's products. The Company regularly introduces enhancements to its existing products and periodically introduces new products. During January and February 1996, the Company released new versions of its AXXiON-NetBackup, AXXiON-HA, AXXiON-HSM and AXXiON-SecureMax products that incorporate a three-tiered client/server architecture. There can be no assurance that despite testing by the Company and by current and potential customers, defects and errors will not be found in existing products or in new products, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, loss of or delay in market acceptance or require expensive product changes, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Products."

     Intense Competition. The market for client/server systems management software is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving standards and rapid changes in customer requirements. To maintain and improve its position in this market, the Company must continue to enhance current products, enhance the operability of its products with one another and develop new products in a timely fashion. The Company competes primarily with: (i) hardware and software vendors that offer a management platform or framework to support vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment and are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality, such as job scheduling or security audit tools; and (iv) vendors that provide integrated and interoperable solutions. The Company believes that its principal competitors that offer products in all of its product areas -- storage, operations and security -- are Computer Associates International, Inc., Hewlett-Packard Company, IBM Corporation, Platinum technology, Inc. and several smaller private companies. The Company believes that additional principal competitors with respect to each of the Company's three product areas include: Legato Systems, Inc. and Spectra Logic for storage; Novadigm, Inc., Tivoli Systems Inc. (which has been acquired by IBM Corporation), BMC Software, Inc., Compuware Corporation and Sun Microsystems, Inc. for operations; and Axent Technologies and Cybersafe Corporation for security. In competing with hardware vendors, the Company may be at a competitive disadvantage because hardware vendors are able to package combinations of hardware and software, thereby offering the customer a single-vendor solution at a lower total cost.

     Many of the Company's competitors have longer operating histories and have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. The Company's current and future competitors could introduce products with more features, higher scalability, greater functionality and lower prices than the Company's products. These competitors could also bundle existing or new products with other, more established products in order to compete with the Company. The Company's focus on client/server systems management software may be a disadvantage in competing with vendors that offer a broader range of products. Moreover, as the client/server systems management software market develops, a number of companies with significantly greater resources than those of the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors or business partners of the Company. For example, IBM Corporation recently purchased Tivoli Systems Inc., a competitor of the Company. In addition, because there are relatively low barriers to entry for the software market, the Company expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. Any material reduction in the price of the Company's products would negatively affect gross margins and would require the Company to increase software unit sales in order to maintain gross profits. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Competition."

     Dependence on Growth of Market for Client/Server Systems Management Software and Services. All of the Company's business is in the market for client/server systems management software and services, which is still an emerging market that is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The Company's future financial performance will depend in large part on continued growth in the number of companies adopting client/server technology and systems management solutions for their client/server computing environments. There can be no assurance that the market for client/server systems management software and services will continue to grow. If the client/server systems management software and services market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected. During recent years, segments of the computer industry have experienced significant economic downturns characterized by decreased product demand, production overcapacity, price erosion, work slowdowns and layoffs. The Company's financial performance may in the future experience substantial fluctuations as a consequence of such industry patterns, general economic conditions affecting the timing of orders, and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Industry Background."

     Product Sales Concentration. The Company's storage products accounted for 38% and 54% of the Company's license revenue in fiscal 1995 and the nine months ended March 31, 1996, respectively. The Company believes its storage products will continue to account for a significant portion of its license revenue in the foreseeable future. The Company's AXXiON-HA product accounted for 13% and 17% of the Company's license revenue in fiscal 1995 and the nine months ended March 31, 1996, respectively. A decline in unit price or demand for the Company's storage products or its AXXiON-HA product as a result of competition, technological change or other factors could have a material adverse effect on the business, operating results and financial condition of the Company. See
"Business -- Products."

     Dependence on and Need to Hire Additional Key Personnel; Management of Growth. The Company's future performance depends to a significant degree upon the continued service of its key members of management, as well as marketing, sales, consulting and product development personnel, none of whom are bound by an employment contract. The Company does not have and does not intend to obtain key man life insurance on its personnel. The loss of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, marketing, sales, consulting and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key employees or that it will be successful in attracting, assimilating and retaining such personnel in the future. In recent periods, after a significant reduction in personnel as part of a restructuring in late fiscal 1994 and the first half of fiscal 1995, the Company increased the number of employees, primarily in its consulting, product development and sales and marketing organizations. These reductions and increases in personnel have resulted in substantial demands on the Company's management resources. The Company's Chief Financial Officer joined the Company in December 1995. Difficulties in assimilating new personnel and departures of existing personnel, particularly in key positions, in the past has resulted in increased employee turnover, increased employee training and replacement costs, decreased sales productivity and delays in product development schedules, and may in the future result in these and other adverse effects, any of which may be material to the Company's business, operating results and financial condition. Failure to attract, assimilate and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Employees" and "Management -- Executive Officers and Directors."

     The Company's ability to manage its staff and growth effectively will require it to continue to improve its operational, financial and management controls, reporting systems and procedures, to train, motivate and manage its employees and, as required, install new management information and control systems. There can be no assurance that the Company will implement improvements to such management information and control systems in an efficient and timely manner. The Company generally recognizes revenue from license agreements upon shipment of the software, if no significant future obligations remain and collection of the resulting receivable is probable. For those agreements with significant future obligations, revenue is recognized when the obligations are satisfied. In fiscal 1994 the Company recognized revenues in several transactions and subsequently learned that certain additional commitments that were not recorded in the written contracts had been made with customers that entailed significant future obligations. As a result, in fiscal 1995 the Company restated its fiscal 1994 results of operations to reverse approximately $3.2 million of revenue which it previously recognized from these customers. The Company subsequently implemented procedures and business policies to improve its internal controls for revenue recognition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated With International Operations. International revenue (from sales outside the United States and Canada) accounted for 0%, 9%, 29% and 27% in fiscal 1993, 1994, 1995 and the nine months ended March 31, 1996, respectively. The Company believes that its success depends upon continued expansion of its international operations. The Company currently has sales and service offices in Canada, England, Germany and France. The Company also has 17 resellers in Asia Pacific, Mexico, South America and the Middle East. International expansion may require that the Company establish additional foreign offices, hire additional personnel and recruit additional international resellers. This may require significant management attention and financial resources and could adversely affect the Company's operating margins. To the extent the Company is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and the Company's business, operating results and financial condition could be materially and adversely affected. There can be no assurance that the Company will be able to maintain or increase international market demand for its products.

     The Company's international business involves a number of risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow-down in European business activity during the Company's first fiscal quarter, unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings, tariffs and other trade barriers, and the burden of complying with a wide variety of foreign laws. The Company's international sales are generated primarily through its international sales subsidiaries and are currently denominated in local currency, creating a risk of foreign currency translation gains and losses. To the extent profit is generated or losses are incurred in foreign countries, the Company's effective income tax rate may be materially and adversely affected. In some markets, localization of the Company's products is essential to achieve market penetration. The Company may incur substantial costs and experience delays in localizing its products, and there can be no assurance that any localized product will ever generate significant revenue. There can be no assurance that any of the factors described herein will not have a material adverse effect on the Company's future international sales and, consequently, its business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     Risks Associated with Obtaining Export Licenses. The Company's AXXiON-Authenticate product includes encryption technology that subjects it to certain federal regulations that require an export license from the U.S. State Department for the international shipment of that product. Obtaining an export license from the U.S. State Department has generally taken the Company approximately three months, but can take longer in the event that the U.S. State Department requires modifications to products for national security and other purposes deemed appropriate by the U.S. State Department. It has taken the Company as long as six months to obtain an export license for a version of AXXiON-Authenticate. The Company may experience delays in obtaining necessary licenses for security-related products in the future, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Products."

     Dependence on Proprietary Technology; Risks of Infringement. The Company's success depends upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company presently has no patents but intends to file patent applications in the future. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of the Company's products is difficult and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, the Company relies on signed license agreements, but may in the future rely on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights, including any patent that may be issued, will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or other intellectual property rights.

     The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Proprietary Rights."

     Past and Future Acquisitions. Between October 1992 and July 1993, the Company concluded an aggregate of ten acquisitions of companies, divisions of companies or products. The Company may make additional acquisitions in the future. Acquisitions of companies, divisions of companies or products entail numerous risks, including an inability to successfully assimilate acquired operations and products, diversion of management's attention and loss of key employees of acquired companies. Several of the products acquired required significant additional development, such as restructuring software codes to support larger scale environments, porting products to additional operating system platforms, regression testing and improving network and device support, before they could be marketed and some failed to generate any revenue for the Company. In addition, the numerous acquisitions resulted in the Company managing a research and development effort that was spread over as many as ten development centers. The distributed research and development effort resulted in redundant capital equipment needs, overlapping products, disparately developed products that the Company was unable to integrate or had difficulty integrating, substantial additional travel, conflicting employee cultures and difficulty implementing and managing engineering processes and standards setting, all of which had a material adverse effect on the Company's business, operating results and financial condition in fiscal 1994 and the first half of fiscal 1995. No assurance can be given that the Company will not incur these same problems in future acquisitions. Any such problems could have a material adverse effect on the Company's business, operating results and financial condition. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Legal Matters."

     Product Liability. The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. To the extent the Company may in the future rely on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions, the limitation of liability provisions contained in such license agreements may not be effective. The Company's products are generally used to manage data critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. Although the Company maintains errors and omissions product liability insurance, a successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See
"Business -- Legal Matters."

     Uncertainty of Realizability of Deferred Tax Assets. At December 31, 1995, the Company had approximately $28.5 million of gross deferred tax assets comprised primarily of net operating loss carryforwards. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception, the Company's limited profitability in recent periods, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the uncertainty regarding market acceptance of new versions of the Company's AXXiON products. The Company believes that, based on the currently available evidence, it is more likely than not that the Company will not generate taxable income and accordingly will not realize the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     No Prior Public Market; Determination of Public Offering Price; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for shares of the Common Stock, and there can be no assurance that an active public trading market will develop following completion of this offering or, if developed, that such market will be sustained. The initial public offering price of the shares of Common Stock will be determined by negotiation between the Company and representatives of the Underwriters and will not necessarily reflect the market price of the Common Stock following this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     The market price for the Common Stock following this offering will be affected by a number of factors, including the announcement of new products or product enhancements by the Company or its competitors, quarterly variations in the Company's results of operations or results of operations of its competitors or companies in related industries, changes in earnings estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of the Company's Common Stock.

     Control By Management and Current Stockholders. After this offering, the Company's officers and directors, and their affiliates, in the aggregate, will control 59.8% of the Company's Common Stock with full voting rights and beneficially own 67.1% of the Company's Common Stock. In particular, Warburg, Pincus Investors, L.P. ("Warburg") will control 49.0% of the Company's Common Stock with full voting rights and will beneficially own 58.2% of the Company's Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the Board of Directors has the authority to issue undesignated Preferred Stock and, subject to certain limitations, to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The voting power of Warburg and the Company's officers or the issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. The Company has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock" and
"-- Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     Shares Eligible for Future Sale; Registration Rights. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this offering without the prior written consent of Alex. Brown & Sons Incorporated. However, Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of March 31, 1996, the 2,735,000 shares offered hereby will be eligible for sale on the date of this Prospectus, 11,525,636 shares will be eligible for sale 180 days after the date of this Prospectus and 3,746,251 shares will be eligible for sale pursuant to Rule 144 upon the expiration of their respective two-year holding periods. In addition, the Company intends to register on a registration statement on Form S-8/S-3, 3,597,474 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's 1992 Stock Plan, the 1996 Director Option Plan and 1996 Employee Stock Purchase Plan and 648,869 shares previously issued pursuant to the 1992 Stock Plan, which shares will be eligible for sale upon expiration of the lock-up agreements referred to above, subject to vesting and exercisability restrictions. Furthermore, upon expiration of the lock-up agreements referred to above, holders of approximately 14,504,452 shares of Common Stock and the holder of a warrant to purchase 21,739 shares of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sale of such sales could have a material adverse effect on the market price for the Company's Common Stock and could materially adversely affect the Company's ability to raise additional capital when or if required. See "Shares Eligible for Future Sale."


     Immediate and Substantial Dilution. The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will experience immediate and substantial dilution in net tangible book value of $10.42 per share (assuming an initial public offering price of $11.50 per share). The Company has issued options and warrants at prices significantly below the public offering price. To the extent outstanding options and warrants to purchase shares of Common Stock are exercised, there will be further dilution in net tangible book value. See "Dilution."


     Lack of Dividends. The Company has not paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's line of credit agreement currently prohibits the payment of cash dividends on its capital stock without the lender's consent. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock being offered by the Company are estimated to be $25.7 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses ($30.1 million if the over-allotment option is exercised in full), assuming an initial public offering price of $11.50 per share. The Company presently intends to apply approximately $2.5 million of the net proceeds to the repayment of outstanding indebtedness plus accrued interest thereon under the Company's bank line of credit. This line of credit, which has been used to fund the Company's working capital requirements, bears interest at the London Interbank Offered Rate (LIBOR) plus 5.125% and expires in October 1996. The Company also presently intends to apply approximately $6.1 million of the net proceeds to the repayment of outstanding indebtedness plus accrued interest thereon payable to a stockholder under the Company's subordinated debt agreement. This debt, which has been used to fund the Company's long term capital requirements, bears interest at the prime rate plus 1.0% and is due in July 1997. The Company expects to use the balance of the net proceeds for its working capital requirements and other general corporate purposes. The Company may also use a portion of the net proceeds to fund acquisitions of complementary companies, divisions of companies or products, although there are no current agreements or negotiations with respect to any such transactions. Pending such uses, the Company will invest the net proceeds in short-term, investment-grade, income producing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Certain Transactions."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock and does not expect to pay cash dividends in the foreseeable future. In addition, the Company's line of credit agreement currently prohibits the payment of cash dividends on its capital stock without the lender's consent. Any payment of cash dividends on shares of Common Stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements, applicable requirements of the Delaware General Corporation Law and other factors that are considered relevant by the Company's Board of Directors.

                                 CAPITALIZATION


     The following table sets forth the pro forma consolidated capitalization of the Company at March 31, 1996 after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the filing of an Amended and Restated Certificate of Incorporation upon the closing of the offering and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby, assuming an initial public offering price of $11.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                           MARCH 31, 1996
                                                                      -------------------------
                                                                      PRO FORMA     AS ADJUSTED
                                                                      ---------     -----------
                                                                      (IN THOUSANDS)
Borrowings under bank line of credit................................  $  2,504       $      --
                                                                      =========     ==========
Notes payable, less current portion(1)..............................  $  5,463       $     463
                                                                      ---------     -----------
Stockholders' equity (deficit):
  Convertible Preferred stock: $.01 par value, 5,000,000 shares
     authorized; no shares outstanding..............................        --              --
  Common stock: $.001 par value, 50,000,000 shares authorized,
     12,259,745 shares issued and outstanding pro forma; 14,759,745
     shares issued and outstanding as adjusted(2)...................        12              15
  Class B Common stock: $.001 par value, 3,400,000 shares
     authorized, 3,247,142 shares issued and outstanding pro forma
     and
     as adjusted....................................................         3               3
  Additional paid-in-capital........................................    73,110          98,845
  Accumulated deficit...............................................   (78,809 )       (78,809)
  Notes receivable from stockholders................................      (302 )          (302)
  Deferred compensation.............................................      (121 )          (121)
  Foreign currency translation adjustment...........................      (115 )          (115)
                                                                      ---------     -----------
     Total stockholders' equity (deficit)...........................    (6,222 )        19,516
                                                                      ---------     -----------
       Total capitalization (deficit)...............................  $   (759 )     $  19,979
                                                                      =========     ==========


- ---------------
(1) See Note 5 of Notes to Consolidated Financial Statements.

(2) Excludes (i) 1,093,919 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1996 at a weighted average exercise price of $0.81 per share, (ii) 34,239 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.48 per share, 1,953,555 shares of Common Stock reserved for grant of future options or direct issuances as of March 31, 1996 under the Company's 1992 Stock Plan, 250,000 shares reserved for issuance under the 1996 Director Option Plan and 300,000 shares reserved for issuance under the 1996 Employee Stock Purchase Plan. See "Management -- 1992 Stock Plan," "-- 1996 Director Option Plan," "-- 1996 Employee Stock Purchase Plan," and
    Note 6 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The pro forma net tangible book value of the Company at March 31, 1996 was $(6,222,000), or $(0.40) per share of Common Stock. "Pro forma tangible book value per share" represents the amount of the Company's total tangible assets less the Company's total liabilities divided by the number of shares of Common Stock outstanding, assuming conversion of each outstanding share of Preferred Stock into one share of Common Stock. After giving effect to the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and the initial application of the net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1996 would have been $19,516,000 or $1.08 per share of Common Stock, representing an immediate increase in net tangible book value of $1.48 per share to existing stockholders and an immediate dilution of $10.42 per share to persons purchasing shares of Common Stock offered hereby ("New Investors"). The following table illustrates this dilution:



    Assumed initial public offering price per share..................             $11.50
      Pro forma net tangible book value per share at March 31,
         1996........................................................  $(0.40)
      Increase in pro forma net tangible book value per share
         attributable to New Investors...............................    1.48
                                                                       ------
    Pro forma net tangible book value per share after offering.......               1.08
                                                                                  ------
    Dilution per share to New Investors..............................             $10.42
                                                                                  ======



     The following table sets forth, as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing stockholders and to be paid by purchasers of shares of Common Stock offered hereby at an assumed initial public offering price of $11.50 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.



                                      SHARES PURCHASED(1)
                                                              TOTAL CONSIDERATION
                                      --------------------   ----------------------   AVERAGE PRICE
                                        NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                      ----------   -------   ------------   -------   -------------
Existing stockholders...............  15,506,887     86.1%   $ 74,142,000     72.1%      $  4.78
New Investors.......................   2,500,000     13.9      28,750,000     27.9         11.50
                                      ----------      ---      ----------      ---
          Total.....................  18,006,887    100.0%   $102,892,000    100.0%
                                      ==========      ===      ==========      ===


- ---------------
(1) Sales by the Selling Stockholders in the offering made hereby will reduce the number of shares held by existing stockholders to 15,271,887 shares, or 84.8% of the total number of shares of Common Stock outstanding, and will increase the number of shares held by New Investors to 2,735,000 shares, or 15.2% of the total number of shares of Common Stock outstanding after this offering.

     The above tables exclude (i) 1,093,919 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.81 and (ii) 34,239 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.48. To the extent outstanding options or warrants are exercised, New Investors will experience further dilution. See
"Management -- 1992 Stock Plan," "-- 1996 Director Option Plan" and "-- 1996 Employee Stock Purchase Plan" and Note 6 of Notes to Consolidated Financial Statements."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The selected consolidated balance sheet data as of June 30, 1994 and 1995 and the selected consolidated statement of operations data for the years ended June 30, 1993, 1994 and 1995 have been derived from and should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the nine months ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations of the Company for the unaudited interim period. Operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ended June 30, 1996.

                                                                                                   NINE MONTHS ENDED
                                                                       YEAR ENDED JUNE 30,             MARCH 31,
                                                                  ------------------------------   ------------------
                                                                    1993       1994       1995       1995      1996
                                                                  --------   --------   --------   --------   -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1):
  Net revenue:
    License.....................................................  $  1,494   $ 11,520   $ 10,828   $  6,690   $14,426
    Service.....................................................       280      4,104      7,696      5,621     5,899
                                                                  --------   --------   --------   --------   -------
        Total net revenue.......................................     1,774     15,624     18,524     12,311    20,325
                                                                  --------   --------   --------   --------   -------
  Cost of revenue:
    License.....................................................     2,160     10,598      1,787      1,520       979
    Service.....................................................       546      4,931      4,563      3,746     1,669
                                                                  --------   --------   --------   --------   -------
        Total cost of revenue...................................     2,706     15,529      6,350      5,266     2,648
                                                                  --------   --------   --------   --------   -------
  Gross profit (loss)...........................................      (932)        95     12,174      7,045    17,677
  Operating expenses:
    Selling and marketing.......................................     1,785     14,245     15,538     11,591    11,164
    Research and development....................................     4,483     14,794      7,541      5,762     4,420
    General and administrative..................................     6,727      8,361      6,758      5,427     3,144
    Acquired technologies.......................................     2,594      3,295         --         --        --
    Restructuring...............................................        --      1,447         --         --        --
                                                                  --------   --------   --------   --------   -------
        Total operating expenses................................    15,589     42,142     29,837     22,780    18,728
                                                                  --------   --------   --------   --------   -------
  Loss from operations..........................................   (16,521)   (42,047)   (17,663)   (15,735)   (1,051)
  Other income (expense), net...................................        97       (680)      (449)       276      (495)
                                                                  --------   --------   --------   --------   -------
  Loss before income taxes......................................   (16,424)   (42,727)   (18,112)   (15,459)   (1,546)
  Income tax....................................................        --         --         --         --        --
                                                                  --------   --------   --------   --------   -------
  Net loss......................................................  $(16,424)  $(42,727)  $(18,112)  $(15,459)  $(1,546)
                                                                  ========   ========   ========   ========   =======
  Pro forma net loss per share(2)...............................                        $  (1.15)             $ (0.10)
  Pro forma shares used in per share calculations(2)............                          15,751               15,775
  Supplemental pro forma net income (loss) per share(3).........                        $  (1.09)             $ (0.07)
  Supplemental pro forma shares used in per share
    calculations(3).............................................                          16,251               16,275

                                                                                    JUNE 30,              MARCH 31,
                                                                         ------------------------------   ---------
                                                                           1993       1994       1995       1996
                                                                         --------   --------   --------   ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Cash and cash equivalents............................................  $  2,290   $  4,724   $  4,083   $  1,697
  Working capital (deficit)............................................    (2,800)      (344)    (2,726)    (4,129 )
  Total assets.........................................................    21,810     21,889     13,645     13,947
  Notes payable, less current portion..................................     5,300      8,505      6,232      5,463
  Stockholders' equity (deficit).......................................     8,578     (1,580)    (4,797)    (6,222 )

- ---------------
(1) The financial data presented reflects financial data of the Company for all years since its incorporation in June 1992.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in calculating pro forma net loss per share.
(3) Supplemental pro forma net income (loss) per share and supplemental pro forma shares used in per share calculations gives effect to the intended use of approximately $5.0 million of the net proceeds of this offering to retire the outstanding principal amount of indebtedness payable to a stockholder under the Company's subordinated debt agreement, as if such repayment had occurred at the beginning of each period.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and "Business."

OVERVIEW

     OpenVision designs, develops, markets and supports systems management software for large organizations with client/server computing environments. The Company currently offers software products for client/server computing across three systems management product lines and provides a range of services, including maintenance, technical support, consulting and training. The Company markets its products internationally through a direct sales force, distributors and resellers.

     The Company has a very limited operating history, which makes the prediction of future results difficult or impossible. The Company has incurred significant net losses since its inception, including losses of approximately $16.4 million, $42.7 million, $18.1 million and $1.5 million for fiscal 1993, 1994, 1995 and the nine months ended March 31, 1996, respectively. At March 31, 1996, the Company had an accumulated deficit of approximately $78.8 million. Although the Company achieved net income of approximately $30,000 for the quarter ended December 31, 1995 and $235,000 for the quarter ended March 31, 1996, there can be no assurance that the Company will continue to be profitable in any future period and recent operating results should not be considered indicative of future financial performance.

     The Company's operating results in the past five fiscal quarters have benefited from increased market acceptance of the Company's products and a significant reduction in operating expenses resulting from expense and headcount reductions implemented in the Company's restructuring in late fiscal 1994 and the first half of fiscal 1995. The Company was incorporated in June 1992 and has acquired a significant part of its technology through ten acquisitions of companies, divisions of companies or products, all of which were completed prior to July 31, 1993. These transactions were accounted for under the purchase method of accounting. See Note 11 of Notes to Consolidated Financial Statements. The numerous acquisitions resulted in the Company managing a distributed development effort with as many as ten development centers and a significant increase in number of staff. Several of the products acquired required significant additional development before they could be marketed and some failed to generate any revenue for the Company. In addition, the Company quickly made large investments in capital equipment to support this organization.

     During fiscal 1994, the Company's infrastructure increased primarily as a result of the acquisitions and in anticipation of higher revenue, which did not materialize to the Company's expectations. The Company believes that the client/server systems management market did not evolve as quickly as it expected, and the sales cycle was longer than originally anticipated. Because of the impact of the acquisitions and the slower than expected revenue growth, during late fiscal 1994 and the first half of fiscal 1995, the Company implemented a restructuring plan involving a reduction of overlapping positions within the acquired companies, consolidation of development centers, and reorganization of the sales force. The restructuring plan resulted in a reduction in more than 100 employees and the vacating of noncancelable operating leases. During fiscal 1995, the Company disposed of a product that did not fit its target market through an asset sale and eliminated duplicate product lines. Operating results have improved since the restructuring.

     Although the Company's strategy is to derive a significant portion of its revenue from the licensing of software, the Company's revenue to date has been limited. The Company's software products are designed for client/server computing environments, which have been utilized only for the past several years. The Company's product strategy is initially to integrate selected product pairs to enhance systems management functionality and to integrate certain products throughout its entire product line through the availability of a common set of services by late 1997. Currently the Company is in the initial phase of this product integration. The success of the Company's strategy is dependent in significant part on its ability to integrate its products as planned and on the Company's software products achieving market acceptance by end users and hardware and software vendors. No assurance can be given that the Company will successfully integrate its products as planned or that the Company's software products will achieve market acceptance. The success of the Company's strategy is also dependent on the Company's ability to expand its direct sales, service and marketing organizations and to establish indirect distribution channels, including resellers, VARs, hardware distributors, application software vendors and systems integrators. If the Company is unable to expand its direct sales, service and marketing organizations and develop appropriate distribution channels on a timely basis, the Company's business, operating results and financial condition would be materially adversely affected.

     All of the Company's business is in the market for client/server systems management software and services, which is still an emerging market that is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The Company's future financial performance will depend in large part on continued growth in the number of companies adopting client/server technology and systems management solutions for their client/server computing environments. There can be no assurance that the market for client/server systems management software and services will continue to grow. If the client/server systems management software and services market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected.

     The Company's international sales are generated primarily through its international sales subsidiaries. International revenue outside the United States and Canada, most of which are collectible in foreign currencies, accounted for 0%, 9%, 29% and 27% of total net revenue in fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1996, respectively.

     The Company acquired its sales subsidiaries in Germany and the United Kingdom in June 1993, and, consequently, no revenue was generated by international operations in fiscal 1993. In fiscal 1994, international revenue was generated primarily by the sale of the products that accompanied the acquisition of the acquired subsidiaries. In late fiscal 1994, the Company expanded its international operations by forming a sales subsidiary in France. The Company also added products to the product offerings of its subsidiaries from other acquired software businesses and products, started offering consulting services and focused more management attention on international operations. The combination of the above factors resulted in international revenue growing from 9% of total net revenues in fiscal 1994 to 29% in fiscal 1995. International revenue was 27% of total net revenues for the nine months ended March 31, 1996.

     The Company's international sales subsidiaries operating expenses are primarily related to the sales process, and, consequently, the operating income break-even point for the international sales subsidiaries is lower than for the Company's United States and Canadian operations, whose operating expenses include research and development. The operating expenses of the international subsidiaries were also favorably affected by the restructuring plan implemented during fiscal 1995. The combination of the increased international revenue and lower operating expenses as a percentage of total net revenues resulted in the achievement of operating income in the United Kingdom in fiscal 1995 and in other European countries in the six months ended December 31, 1995.

     Since much of the Company's international operating expenses are also incurred in local currencies, the relative impact of exchange rates on net income or loss is less than on revenues. The Company's operating and pricing strategies take into account changes in exchange rates over time.

However, the Company's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates.

     The Company's storage products accounted for 38% and 54% of the Company's license revenue in fiscal 1995 and the nine months ended March 31, 1996, respectively. The Company believes its storage products will continue to account for a significant portion of its license revenue in the foreseeable future. The Company's AXXiON-HA product accounted for 13% and 17% of the Company's license revenue in fiscal 1995 and the nine months ended March 31, 1996, respectively. A decline in unit price or demand for the Company's storage products as a result of competition, technological change or other factors could have a material adverse effect on the business, operating results and financial condition of the Company. See Note 9 of Notes to Consolidated Financial Statements for a summary of operating information and certain year-end balance sheet information by geographic regions.

     The Company generally recognizes revenue from license agreements upon shipment of the software, if no significant future obligations remain and collection of the resulting receivable is probable. For those agreements with significant future obligations, revenue is recognized when the obligations are satisfied. The cost of insignificant future obligations, if any, is accrued at the time revenue is recognized. Allowances for estimated future returns and warranty costs are provided for at the time of shipment. Maintenance and technical support revenue is recognized over the term of the agreement, typically 12 months. Consulting and training revenue is recognized as services are provided. See Note 1 of Notes to Consolidated Financial Statements.

     The Company's ability to manage its staff and growth effectively will require it to continue to improve its operational, financial and management controls, reporting systems and procedures, to train, motivate and manage its employees and, as required, install new management information and control systems. There can be no assurance that the Company will implement improvements to such management information and control systems in an efficient and timely manner. In fiscal 1994 the Company recognized revenues in several transactions and subsequently learned that certain additional commitments that were not recorded in the written contracts had been made with customers that entailed significant future obligations. As a result, in fiscal 1995 the Company restated its fiscal 1994 results of operations to reverse approximately $3.2 million of revenue which it previously recognized from these customers. The Company subsequently implemented procedures and business policies to improve its internal controls for revenue recognition.

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's Consolidated Statements of Operations as a percentage of total net revenue and gross margins for license and service revenue for the periods indicated.

                                                                                NINE MONTHS
                                                YEAR ENDED JUNE 30,           ENDED MARCH 31,
                                             --------------------------       ---------------
                                             1993       1994       1995       1995       1996
                                             ----       ----       ----       ----       ----
Net revenue:
  License..................................    84%        74%        58%        54%        71%
  Service..................................    16         26         42         46         29
                                             ----       ----       ----       ----       ----
          Total net revenue................   100        100        100        100        100
                                             ----       ----       ----       ----       ----
Cost of revenue:
  License..................................   122         68         10         12          5
  Service..................................    31         31         25         30          8
                                             ----       ----       ----       ----       ----
          Total cost of revenue............   153         99         35         42         13
                                             ----       ----       ----       ----       ----
Gross margin (loss)........................   (53)         1         65         58         87
Operating expenses:
  Selling and marketing....................   101         91         84         94         55
  Research and development.................   253         95         41         47         22
  General and administrative...............   379         54         36         44         15
  Acquired technologies....................   146         21         --         --         --
  Restructuring............................    --          9         --         --         --
                                             ----       ----       ----       ----       ----
          Total operating expenses.........   879        270        161        185         92
                                             ----       ----       ----       ----       ----
Loss from operations.......................  (932)      (269)       (96)      (127)        (5)
Other income (expense), net................     5         (4)        (2)         1         (3)
                                             ----       ----       ----       ----       ----
Loss before income taxes...................  (927)      (273)       (98)      (126)        (8)
Income tax credit..........................    --         --         --         --         --
                                             ----       ----       ----       ----       ----
Net loss...................................  (927)%     (273)%      (98)%     (126)%       (8)%
                                             ====       ====       ====       ====       ====
Gross margin (loss):
  License..................................   (45)%        8%        84%        77%        93%
  Service..................................   (95)%      (20)%       41%        33%        72%

NINE MONTHS ENDED MARCH 31, 1995 AND MARCH 31, 1996

  Net Revenue

     Total net revenue increased 65% from $12.3 million for the nine months ended March 31, 1995, to $20.3 million for the nine months ended March 31, 1996. The Company believes that the percentage increases in total revenue achieved in prior periods are not indicative of future results. The Company's revenue is comprised of license revenue and service revenue. Growth in license revenue has been driven primarily by increasing market acceptance of the Company's products and introduction of new products. Service revenue is derived primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting and training services. The growth in service revenue has been driven primarily by increased sales of service and support contracts on new license sales and, to a lesser extent, by increasing renewals of these contracts as the Company's installed base of licenses has increased. License revenue for the nine months ended March 31, 1996 increased to 71% of total net revenue from 54% for the nine months ended March 31, 1995.

     License Revenue. License revenue increased 116% from $6.7 million for the nine months ended March 31, 1995 to $14.4 million for the nine months ended March 31, 1996. The increase in overall license revenue was primarily the result of the continued growth in market acceptance of the Company's software products, including an increase in indirect sales. During the nine months ended March 31, 1996, the Company recognized revenue of $1.6 million related to a single order from one customer.

     Service Revenue. Service revenue increased 5% from $5.6 million for the nine months ended March 31, 1995 to $5.9 million for the nine months ended March 31, 1996, primarily due to increased sales of service and support contracts on new licenses and, to a lesser extent, renewal of service and support contracts on existing licenses, partially offset by a decrease in consulting revenue. Service revenue increased at a slower rate than license revenue for the same period. Consulting revenue decreased during the same period as a result of reduction in the personnel providing consulting services.

     The Company's international sales are generated primarily through its international sales subsidiaries. International revenue outside the United States and Canada, most of which is collectible in foreign currencies, accounted for 0%, 9%, 29% and 27% of total net revenue in fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1996, respectively. Since much of the Company's international operating expenses are also incurred in local currencies, the relative impact of exchange rates on net income or loss is less than on revenues. Although the Company's operating and pricing strategies take into account changes in exchange rates over time, the Company's operating results may be significantly affected in the short term by fluctuations in foreign currency exchange rates. The Company believes that its success depends upon continued expansion of its international operations. The Company currently has sales and service offices in Canada, England, Germany and France. The Company also has 17 resellers located in Europe, Asia Pacific, South America, Mexico and the Middle East. International expansion may require that the Company establish additional foreign offices, hire additional personnel and recruit additional international resellers. This may require significant management attention and financial resources and could adversely affect the Company's operating margins. To the extent the Company is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and the Company's business, operating results and financial condition could be materially and adversely affected. There can be no assurance that the Company will be able to maintain or increase international market demand for its products.

     The Company's international business involves a number of risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow-down in European business activity during the Company's first fiscal quarter, unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings, tariffs and other trade barriers, and the burden of complying with a wide variety of foreign laws. The Company's international sales are generated primarily through its international sales subsidiaries and are currently denominated in local currency, creating a risk of foreign currency translation gains and losses. To the extent profit is generated or losses are incurred in foreign countries, the Company's effective income tax rate may be materially and adversely affected. In some markets, localization of the Company's products is essential to achieve market penetration. The Company may incur substantial costs and experience delays in localizing its products, and there can be no assurance that any localized product will ever generate significant revenue. The Company has experienced delays in obtaining an export license for a version of AXXiON-Authenticate and may experience delays in obtaining necessary licenses for security-related products in the future, which could have a material adverse effect on the Company's business, operating results and financial condition.

  Cost of Revenue

     Cost of license revenue consists primarily of media, manuals, distribution costs, amortization of purchased software and royalties. Cost of service revenue consists primarily of personnel-related costs in providing maintenance, technical support, consulting and training to customers. Gross margin on license revenue is substantially higher than gross margin on service revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting and training services. Cost of service revenue also varies based upon the mix of maintenance, technical support, consulting and training services.

     Cost of License Revenue. Cost of license revenue decreased 36% from $1.5 million for the nine months ended March 31, 1995 to $1.0 million for the nine months ended March 31, 1996. Gross margin on license revenue increased from 77% for the nine months ended March 31, 1995 to 93% for the nine months ended March 31, 1996 primarily due to lower purchased software amortization and, to a lesser extent, a greater percentage of revenue from products with lower royalty rates. The Company does not expect further improvements in gross margin on license revenue.

     Cost of Service Revenue. Cost of service revenue decreased 55% from $3.7 million for the nine months ended March 31, 1995 to $1.7 million for the nine months ended March 31, 1996. Gross margin on service revenue increased from 33% for the nine months ended March 31, 1995 to 72% for the nine months ended March 31, 1996 primarily due to reduction in headcount and better utilization of consulting and education resources as well as lower costs associated with product implementation and non-billable support. The Company monitors consulting and education services utilization by comparing actual service revenue generated by each consultant to a targeted revenue amount that is a multiple of the costs of providing such consulting and education services. In the nine months ended March 31, 1995, the Company undertook certain activities to support the sales process in advance of the recognition of license revenue. These services were not continued after the license revenue was recognized and were provided to facilitate market acceptance of the Company's AXXiON products. The provision of non-billable consulting and educational services was substantially decreased in fiscal 1996. The Company does not expect the provision of non-billable consulting and educational services to adversely affect its service gross margin in future periods, nor does the Company expect further significant improvements in gross margin from service revenue.

  Operating Expenses

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with the Company's sales and marketing efforts. Selling and marketing expenses decreased 4% from $11.6 million for the nine months ended March 31, 1995 to $11.2 million for the nine months ended March 31, 1996. As a percentage of total net revenue, selling and marketing expenses decreased from 94% to 55%. These decreases reflect the Company's restructuring of the sales and marketing organization. The Company intends to continue to expand its global sales and marketing infrastructure and expects to generate an increasing percentage of its sales through indirect sales. Accordingly, the Company expects its selling and marketing expenses to increase in the future, although such expenses may decline as a percentage of total net revenue to the extent revenue increases.

     Research and Development. Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other costs. Research and development expenses decreased 23% from $5.8 million for the nine months ended March 31, 1995 to $4.4 million for the nine months ended March 31, 1996, primarily reflecting the reduction of engineering personnel and consolidation of the number of development sites that the Company operates. Research and development expenses as a percentage of revenue decreased from 47% to 22% between these periods. The Company believes that a significant level of research and development investment is required to remain competitive and expects such expenses will increase in future periods, although such expenses may decline as a percentage of total net revenue to the extent revenue increases.

     General and Administrative. General and administrative expenses consist primarily of salaries and related benefits, amortization of certain intangible assets, and fees for professional services, such as legal and accounting. General and administrative expenses decreased 42% from $5.4 million for the nine months ended March 31, 1995 to $3.1 million for the nine months ended March 31, 1996, primarily due to decreased staffing and restructuring in finance and administration. General and administrative expenses as a percentage of total net revenue decreased between these periods from 44% to 15%. General and administrative expenses are expected to increase in future periods to the extent the Company expands its operations and as a result of costs associated with being a public company, but may continue to decline as a percentage of total net revenue.

     Loss from Operations. For the nine months ended March 31, 1995, the Company had a loss from operations of $15.7 million, compared to a loss from operations of $1.1 million for the nine months ended March 31, 1996. The loss from operations for the nine months ended March 31, 1995 resulted principally from revenue not meeting expectations. The reduction in the loss from operations for the nine months ended March 31, 1996 reflects an improvement over the comparable 1995 results primarily due to increased revenue and cost reductions from the restructuring efforts that the Company has undertaken.

     Other Income (Expense), Net. Other income (expense), net decreased from a net income of $0.3 million for the nine months ended March 31, 1995 to a net expense of $0.5 million for the nine months ended March 31, 1996, due primarily to a $1.1 million gain on disposal of a product in an asset sale in the 1995 period.

     Income Taxes. The Company accounts for its income taxes under Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." As a result of operating losses, no provisions for income taxes have been recorded. Under FAS 109, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income taxes. At December 31, 1995, the Company had approximately $28.5 million of gross deferred tax assets comprised primarily of net operating loss carryforwards. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since inception, the Company's limited profitability in recent periods, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the uncertainty regarding market acceptance of new versions of the Company's AXXiON products. The Company believes that, based on the currently available evidence, it is more likely than not that the Company will not generate taxable income and accordingly will not realize the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

FISCAL YEARS ENDED JUNE 30, 1993, 1994 AND 1995

  Net Revenue

     License Revenue. License revenue increased 671% from $1.5 million in fiscal 1993 to $11.5 million in fiscal 1994 and decreased 6% to $10.8 million in fiscal 1995. The increase from fiscal 1993 to fiscal 1994 was primarily attributable to the increased market acceptance of the Company's products resulting in a growth in overall unit shipments. The decrease in fiscal 1995 was primarily attributable to the Company's disposal of a product through an asset sale and, to a lesser extent, turnover in the sales force.

     Service Revenue. Service revenue increased by 1366% from $0.3 million in fiscal 1993 to $4.1 million in fiscal 1994 and increased 88% to $7.7 million in fiscal 1995. The increase from fiscal 1993 to fiscal 1994, was primarily due to a significant increase in maintenance, technical support, consulting and training services and a significant increase in service and support contracts that grew proportionately with the large increase in license revenue. Service revenue increased in fiscal 1995 primarily due to increased sales of service and support contracts and, to a lesser extent, an increase in revenue from consulting and training services.

  Cost of Revenue

     Cost of License Revenue. Cost of license revenue increased 391% from $2.2 million in fiscal 1993 to $10.6 million in fiscal 1994 and decreased 83% to $1.8 million in fiscal 1995. Gross margin on license revenue was negative 45% in fiscal 1993, 8% in fiscal 1994 and 84% in fiscal 1995. Cost of license revenue includes amortization of purchased software of $2.0 million, $8.8 million and $0.5 million in fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

     Cost of Service Revenue. Cost of service revenue increased 803% from $0.5 million in fiscal 1993 to $4.9 million in fiscal 1994 and decreased 7% to $4.6 million in fiscal 1995. Gross margin on service revenue was negative 95% in fiscal 1993, negative 20% in fiscal 1994 and 41% in fiscal 1995. The negative margin in both fiscal 1993 and fiscal 1994 was due to the large costs associated with providing non-billable consulting and education services in anticipation of license sales, higher headcount and lower utilization of consulting and education resources. These non-billable services were not continued after the license revenue was recognized and were provided to facilitate market acceptance of the Company's products. The significant improvement in fiscal 1995 was the result of a greater portion of service revenue attributable to higher margin service and support contracts.

  Operating Expenses

     Selling and Marketing. Selling and marketing expenses increased 698% from $1.8 million in fiscal 1993 to $14.2 million in fiscal 1994 and 9% to $15.5 million in fiscal 1995. Selling and marketing expenses decreased as a percentage of total net revenue from 101% in fiscal 1993 to 91% in fiscal 1994 and to 84% in fiscal 1995. The increase in absolute dollars from fiscal 1993 to fiscal 1994 is primarily attributable to growth in the Company's sales organization and the expansion of the Company's domestic sales and marketing infrastructure to support greater sales volumes. The increase in absolute dollars from fiscal 1994 to fiscal 1995 is primarily related to the moderate expansion of the worldwide sales organization partially offset by a decrease in marketing expenses.

     Research and Development. Research and development expenses increased 230% from $4.5 million in fiscal 1993 to $14.8 million in fiscal 1994 and decreased 49% to $7.5 million in fiscal 1995. Research and development expenses decreased as a percentage of total revenue from 253% in fiscal 1993 to 95% in fiscal 1994 and to 41% in fiscal 1995. Research and development expenses increased in fiscal 1994 from fiscal 1993 primarily because of the significant number of acquisitions. These expenses decreased in absolute dollars in fiscal 1995 primarily as a result of the restructuring plan that significantly reduced research and development headcount.

     General and Administrative. General and administrative expenses increased 24% from $6.7 million in fiscal 1993 to $8.4 million in fiscal 1994 and decreased 19% to $6.8 million in fiscal 1995. General and administrative expenses as a percentage of revenue were 379%, 54% and 36% in fiscal 1993, 1994 and 1995, respectively. The increase in fiscal 1994 was primarily attributable to amortization of certain intangible assets resulting from acquisitions and additional personnel in the general and administrative functions and the finance organization. The decrease in absolute dollars and as a percentage of revenue in fiscal 1995 was primarily the result of a reduction in personnel related in part to accompanied the Company's restructuring and, to a lesser extent, a reduction in the amortization of intangible assets.

     Acquired Technologies. Acquired technologies consists of nonrecurring charges for in-process research and development taken upon the acquisition of companies, divisions of companies or products and, in fiscal 1994, the write-off of purchased software costs related to certain acquired products that failed to generate adequate revenues. Acquired technologies charges totaled $2.6 million in fiscal 1993 and $3.3 million in fiscal 1994.

     Restructuring Charge. During fiscal 1994 and fiscal 1995, the Company implemented a restructuring plan involving a reduction of overlapping positions within the Company, consolidation of development centers, reorganization of the sales force and consolidation and centralization of certain operational activities as a result of integrating the Company's operations. The plan resulted in a reduction in the number of employees and vacating noncancelable operating leases. The amount charged to operations for restructuring activities was $1.4 million in fiscal 1994, which represented the accrual of estimated costs of severance compensation, benefits, noncancelable minimum lease payments, and other obligations.

     Income (Loss) from Operations. Losses from operations of $16.5 million, $42.0 million and $17.7 million in fiscal 1993, 1994 and 1995, respectively, were the result of operating expenses increasing in excess of revenue. The fiscal 1994 operations were also adversely affected by a $1.4 million restructuring charge. The losses in fiscal 1994 and fiscal 1995 were also adversely affected by acquired technology charges of $2.6 million and $3.3 million, respectively. Operating costs were substantially lower in fiscal 1995 due in large part to the Company's restructuring.

     Other Income (Expense), Net. Other income (expense), net decreased from income of $0.1 million in fiscal 1993 to expense of $0.7 million in fiscal 1994 and an expense of $0.4 million in fiscal 1995. The fiscal 1994 expense was due to interest expense incurred on larger average debt balances partially offset by larger amounts of interest income being earned on higher average cash balances. The fiscal 1995 expense decrease was due to a $1.1 million gain on disposal of product partially offset by larger amounts of interest expense incurred on larger average debt balances and by lower amounts of interest income being earned on reduced cash balances. Fluctuations in foreign currency have not had a significant effect on the Company's results of operations.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited consolidated results of operations data for each of the seven quarters in the period ended March 31, 1996 and the percentage of the Company's net revenue represented by certain line items, and the gross margins for license and service revenue in each of the respective quarters. This information has been derived from unaudited consolidated financial statements of the Company that, in the opinion of management, reflect all recurring adjustments necessary to fairly present this information when read in conjunction with the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                          QUARTER ENDED
                                          ------------------------------------------------------------------------------
                                          SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                            1994        1994       1995        1995       1995        1995       1996
                                          ---------   --------   ---------   --------   ---------   --------   ---------
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  License...............................   $ 1,564    $ 2,141     $ 2,985    $ 4,138     $ 3,395     $5,443     $ 5,588
  Service...............................     1,831      1,740       2,050      2,075       1,745      1,908       2,246
                                           -------    -------     -------    -------     -------    -------     -------
    Total net revenue...................     3,395      3,881       5,035      6,213       5,140      7,351       7,834
Cost of revenue:
  License...............................       637        490         393        267         248        376         355
  Service...............................     1,664      1,174         908        817         560        551         558
                                           -------    -------     -------    -------     -------    -------     -------
    Total cost of revenue...............     2,301      1,664       1,301      1,084         808        927         913
                                           -------    -------     -------    -------     -------    -------     -------
Gross profit............................     1,094      2,217       3,734      5,129       4,332      6,424       6,921
Costs and expenses:
  Selling and marketing.................     4,160      3,887       3,544      3,947       3,379      3,678       4,107
  Research and development..............     2,169      1,931       1,662      1,779       1,444      1,486       1,490
  General and administrative............     1,472      2,608       1,347      1,331       1,212      1,046         886
                                           -------    -------     -------    -------     -------    -------     -------
    Total operating expenses............     7,801      8,426       6,553      7,057       6,035      6,210       6,483
                                           -------    -------     -------    -------     -------    -------     -------
Income (loss) from operations...........    (6,707)    (6,209 )    (2,819)    (1,928 )    (1,703)       214         438
                                           -------    -------     -------    -------     -------    -------     -------
    Other income (expense), net.........      (253)       779        (250)      (725 )      (108)      (184)       (203)
                                           -------    -------     -------    -------     -------    -------     -------
Income (loss) before income taxes.......    (6,960)    (5,430 )    (3,069)    (2,653 )    (1,811)        30         235
Provision for income taxes..............        --         --          --         --          --         --          --
                                           -------    -------     -------    -------     -------    -------     -------
Net income (loss).......................   $(6,960)   $(5,430 )   $(3,069)   $(2,653 )   $(1,811)    $   30         235
                                           =======    =======     =======    =======     =======    =======     =======
Pro forma net income (loss) per share...   $ (0.44)   $ (0.34 )   $ (0.19)   $ (0.17 )   $ (0.11)    $ 0.00     $  0.01
Pro forma shares used in per share
  calculation...........................    15,648     15,745      15,773     15,773      15,773     15,773      16,114

                                                                 AS A PERCENTAGE OF TOTAL REVENUE
STATEMENT OF OPERATIONS DATA:
Net revenue:
  License...............................       46%        55%        59%         67%        66%         74%        71%
  Service...............................       54         45         41          33         34          26         29
                                             ----       ----        ---         ---        ---         ---        ---
    Total net revenue...................      100        100        100         100        100         100        100
Cost of revenue:
  License...............................       19         13          8           4          5           5          5
  Service...............................       49         30         18          13         11           8          7
                                             ----       ----        ---         ---        ---         ---        ---
    Total cost of revenue...............       68         43         26          17         16          13         12
Gross profit............................       32         57         74          83         84          87         88
Costs and expenses:
  Selling and marketing.................      123        100         70          64         66          50         52
  Research and development..............       64         50         33          29         28          20         19
  General and administrative............       43         67         27          21         23          14         11
                                             ----       ----        ---         ---        ---         ---        ---
    Total operating expenses............      230        217        130         114        117          84         82
Income (loss) from operations...........     (198)      (160)       (56)        (31)       (33)          3          6
                                             ----       ----        ---         ---        ---         ---        ---
    Other income (expense), net.........       (7)        20         (5)        (12)        (2)         (3)        (3)
                                             ----       ----        ---         ---        ---         ---        ---
Income (loss) before
  income taxes..........................     (205)      (140)       (61)        (43)       (35)          0          3
Provision for income taxes..............       --         --         --          --         --          --         --
                                             ----       ----        ---         ---        ---         ---        ---
Net income (loss).......................     (205)%     (140)%      (61)%       (43)%      (35)%         0%         3%
                                             ====       ====        ===         ===        ===         ===        ===
Gross margin
  License revenue.......................       59%        77%        87%         94%        93%         93%        94%
  Service revenue.......................        9%        33%        56%         61%        68%         71%        75%

     The larger general and administrative expense for the quarter ended December 31, 1994 was attributable to severance costs and noncancelable minimum lease payments. Selling and marketing expenses in the quarter ended June 30, 1995 reflect a higher sales commission expense attributable to the structure of the Company's sales commission program, which can increase sales incentives, in the Company's fourth fiscal quarter ended June 30. The Company expects this seasonality to continue. For the quarter ended June 30, 1995, research and development expenses reflect certain one-time write-offs associated with equipment disposals. For the quarter ended September 30, 1995, license revenue and service revenue decreased from the quarter ended June 30, 1995 due to seasonality in customer buying patterns and the structure of the Company's sales commission program. During the quarter ended March 31, 1996, the Company improved its collections and, as a result of this improvement and the write-off of specific accounts receivable, was able to reduce its allowance for doubtful accounts from $682,000 to $488,000, which had a favorable impact on operating results.

     The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results that may be caused by many factors, including, among others: the size and timing of orders; introduction or enhancement of products by the Company or its competitors; changes in pricing policy of the Company or its competitors; increased competition; technological changes in computer systems and environments; the ability of the Company to timely develop, introduce and market new products; quality control of products sold; market readiness to deploy systems management products for distributed computing environments; market acceptance of new products and product enhancements; seasonality of revenue; customer order deferrals in anticipation of new products and product enhancements; the Company's success in expanding its sales and marketing programs; personnel changes; foreign currency exchange rates; mix of products sold; acquisition costs; and general economic conditions. The Company's operating results are highly sensitive to the timing of larger orders. Orders typically range from a few thousand dollars to several hundred thousand dollars. In the quarter ended December 31, 1995, the Company recognized license revenue of $1.4 million related to a single order from one customer and in the quarter ended December 31, 1993, the Company recognized license revenue of $0.8 million related to another order. Revenue is difficult to forecast because the client/server systems management software market is an emerging market that is highly fragmented and subject to rapid change. The Company's sales cycle varies substantially from customer to customer. As a result of all of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The Company has had net income only in the quarters ended December 31, 1995 and March 31, 1996, and there can be no assurance that the Company will have net income in future quarters or on an annual basis.

     The Company's future revenue is difficult to predict, and the Company has in the past not achieved its revenue expectations. Because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. In addition, the Company typically recognizes a significant portion of license revenue in the last two weeks of a quarter. The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. The Company expects to increase expense levels in each of the next several quarters primarily to support increased sales and marketing efforts and research and development efforts. The Company is unable to adjust expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition and on the Company's ability to achieve or maintain profitability. Due to all the foregoing factors, it is possible that in future quarters the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private sales of capital stock totaling $72.8 million and issuance of long-term debt. Although at March 31, 1996 the Company had $1.7 million in cash and cash equivalents, it had a working capital deficit of approximately $4.1 million, as compared to $4.1 million in cash and cash equivalents and $2.7 million in working capital deficit at the end of fiscal 1995. The Company currently has a line-of-credit agreement with a bank providing for borrowings up to $5.0 million, based on the Company's accounts receivables, at LIBOR plus 5.125% (10.8% at December 31, 1995). The line-of-credit agreement provides for loans to be collateralized by accounts receivable, equipment and other assets, and expires October 12, 1996. At March 31, 1996, the Company had $2.5 million outstanding under this line-of-credit.

     In addition to its credit line, the Company has a note payable to a principal stockholder under a loan agreement dated as of July 31, 1995. The loan agreement provides for borrowings of $5.0 million at the prime interest rate plus 1% (9.25% at March 31, 1996). At March 31, 1996, the Company had $5.0 million in borrowings under this note payable, due July 1, 1997.

     Net cash used in operating activities was $8.6 million, $22.5 million, $15.5 million and $3.1 million in fiscal 1993, 1994, 1995 and the nine months ended March 31, 1996, respectively. Cash flows from operations improved from fiscal 1994 to 1995 due to lower net losses partially offset by reductions in accounts payable and in other liabilities balances. Cash used in operating activities for the nine months ended March 31, 1996 resulted from an increase in accounts receivable and funding the operating loss partially offset by depreciation expense and an increase in deferred revenue.

     OpenVision's investing activities used cash of $13.3 million in fiscal 1993, and $9.9 million in fiscal 1994, while generating cash of $3.5 million in fiscal 1995. Investing activities during those periods consisted primarily of cash expenditures in connection with the acquisition of businesses and software products, of $11.2 million in fiscal 1993 and 1994 and capital expenditures of $2.7 million, $4.8 million and $0.7 million, for fiscal 1993, 1994 and 1995, respectively. Investing activities used cash of $0.5 million for the nine months ended March 31, 1996 for capital expenditures.

     Financing activities provided cash of $24.3 million in fiscal 1993, $34.8 million in fiscal 1994, and $11.6 million in fiscal 1995 primarily from the aggregate net proceeds from private sales of equity securities and, to a lesser extent, the net proceeds from the issuance of debt. The Company used cash from financing activities to make payments under certain notes payable of $4.7 million in fiscal 1994 and $3.5 million in fiscal 1995. Financing activities generated cash of $1.3 million for the nine months ended March 31, 1996.

     The Company's operating results are highly sensitive to the timing of larger orders. In addition, the Company typically recognizes a significant portion of license revenue in the last two weeks of a quarter. As a result, the Company's accounts receivable balance during a quarter may fluctuate significantly. Accordingly, the Company may from time to time experience large fluctuations in operating cash flow. For example, in December 1995 the Company recognized $1.4 million in revenue related to one order.

     The Company may make additional acquisitions of companies, divisions of companies or products in the future. Acquisitions entail numerous risks, including difficulties or an inability to successfully assimilate acquired operations and products, diversion of management's attention and loss of key employees of acquired companies, all of which the Company has encountered with previous acquisitions. Future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company believes that the net proceeds from this offering, together with cash flow from operations, existing cash balances and available borrowings under the Company's revolving line of credit, will be sufficient to meet its working capital requirements for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to the Company.

                                    BUSINESS

     OpenVision Technologies, Inc. ("OpenVision" or the "Company") provides systems management applications and services for client/server computing environments. OpenVision's AXXiON (pronounced "action") products address three essential areas of systems management -- storage, operations and security. The Company's highly scalable products can be used independently and certain products can be combined to provide interoperable client/server systems management solutions. AXXiON products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. The Company's largest customer installation to date consists of more than 2,400 nodes in a heterogeneous hardware and software environment. The Company also provides a comprehensive range of services to assist customers in planning and implementing systems management solutions. OpenVision has licensed its AXXiON applications to more than 800 customers.

INDUSTRY BACKGROUND

     Historically, large organizations depended on centralized mainframe and mini-computers as the primary computing resource for mission-critical applications and as the central repository for essential data. The market for mainframe systems management software evolved as a result of the need to monitor and control the availability, performance and integrity of this host-based computing environment and, according to Gartner Group, totaled approximately $3.0 billion in 1995. In recent years, however, many large organizations have moved their information systems from mainframe and mini-computer based architectures to distributed client/server computing environments. This shift has created a need for client/server systems management software.

     The Company believes that the market for client/server products in large organizations has been characterized by four principal stages of evolution. The first stage was the introduction of low cost, high performance, compact hardware systems with advanced technology, accompanied by communications and networking systems. The second stage was the adoption of relational database systems and application development tools to enable the creation of business applications. The third stage evolved with the availability of enterprise and end-user applications, including data access and packaged office automation and business applications. Although the first three stages have resulted in widespread adoption of client/server computing, they have, in many cases, resulted in a complex environment that has proven difficult to implement and scale as well as labor intensive to operate and maintain.

     Enterprise-wide client/server computing environments are inherently more complex than mainframe environments as they frequently encompass a variety of servers, such as file, application and database servers, as well as potentially thousands of clients that must access the information and applications on those servers. These environments frequently include a variety of operating systems, networking protocols, database management systems and software applications that are geographically dispersed. Further, the Company believes that organizations are expanding their computing architectures to enable communication with their "extended enterprise," such as customers and vendors. Organizations are now faced with managing new technologies, such as World Wide Web servers, internet servers and web browsers. As a result, many organizations have experienced high costs of managing these complex client/server environments, offsetting the expected cost savings of moving from mainframe to client/server architectures. To address the need for availability, performance and integrity of client/server enterprise computing environments, the Company believes the market for client/server products is now entering the fourth stage, in which customers are adopting and implementing client/server systems management technologies.

     According to Gartner Group, the market for client/server systems management software is expected to expand from $950 million in 1995 to more than $2.6 billion in 1999. In addition, a 1994 Deloitte & Touche survey of nearly 400 chief information officers estimated that in 1995 approximately 58% of business applications would run on client/server distributed computing environments compared to 5% in 1992. Based upon its experience in the client/server systems management market, the Company believes the average development time for complex business applications is approximately two to four years and, therefore, believes that the results of this survey support industry analyst forecasts of a significant market opportunity for client/server systems management software to manage the environments in which these applications are to operate.

     Client/server systems management products must address an organization's availability, performance and integrity requirements across a large number of heterogeneous client/server systems. For example, backing up valuable company data must now occur for thousands of desktops, hundreds of workstations and multiple database servers, as opposed to a small number of mainframe and minicomputers. Early detection and response to system problems in order to avoid costly downtime must be done on a distributed basis without generating unnecessary network traffic. All systems, regardless of location or type of network connection, must be secured from unauthorized access.

     To meet the requirements of enterprise-wide client/server computing, systems management software solutions should:

     - scale to provide management capabilities for thousands of systems;

     - support heterogeneous operating systems, databases and networking protocols;

     - be interoperable with existing network management frameworks;

     - automate routine management tasks;

     - provide centralized management of all systems;

     - be highly configurable and customizable to address the specific business policies of an organization; and

     - be adaptive to support a broad range of operating platforms, network protocols, database management systems, network management frameworks and hardware devices.

     The client/server systems management software industry has been divided among four types of vendors: (i) hardware and software vendors that offer a management platform or framework that supports vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment and are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality, such as job scheduling or security audit tools; and (iv) vendors that provide integrated and interoperable solutions.

     The Company believes solutions should be based on interoperable products that are independently packaged in order to provide customers maximum flexibility in purchasing and deployment. The Company further believes solutions offered by management platform and framework vendors, traditional mainframe vendors and "point" product vendors do not provide the integrated and interoperable solutions necessary to address the needs of the client/server systems management market. Although management platform and framework vendors provide an environment in which multiple systems management applications from different vendors can be integrated by the end-user, this integration is often a complex task, because it may require modification of applications and coordination among different vendors. Further, applications may need modification to operate optimally within a given management platform or framework and the ability to integrate and scale distinct systems management applications may be compromised. Vendors of systems management solutions for traditional mainframe environments face significant challenges in migrating their products to serve the complex client/server environment. Traditional technology used to manage mainframe systems is, in many cases, ineffective in addressing the greater complexity of the client/server environment. Managing hundreds or thousands of systems requires a different product architecture than that of managing a single mainframe. Vendors of "point" products are able to solve only a specific subset of the problems encountered in assuring availability, performance and integrity of distributed computing environments. Without integrated solutions, information technology organizations must administer multiple systems management applications, creating another level of complexity.

THE OPENVISION SOLUTION

     OpenVision delivers interoperable, highly scalable client/server systems management products that create a reliable, secure production environment. The OpenVision AXXiON products address the storage, operations and security needs of large, complex computing environments. The products enable customers to manage these environments cost-effectively by increasing system administrator productivity and system availability. By combining comprehensive service with its products, the Company strives to build strategic relationships with its customers.

     The Company's client/server systems management solutions offer the following key elements:

     - Scalability. OpenVision's client/server architecture and automated, event-driven technology enable its products to scale from a few nodes to several thousand nodes, addressing the systems management needs of large, dispersed enterprises. The Company's largest customer installation is currently over 2,400 nodes.

     - Automated, event-driven operations. AXXiON products provide automatic, localized problem detection and correction, minimizing network traffic by notifying the system administrator only if attention is required. Compared to systems that poll clients, AXXiON products reduce the resources required to manage large client/server environments.

     - Centralized management. OpenVision applications allow a system administrator to manage large client/server environments, comprised of heterogeneous systems and databases, from a single workstation. Policies set by the system administrator are automatically distributed to specified nodes without having to remotely login to each client. Centralized management significantly reduces the amount of time spent on routine tasks. One of the Company's customers uses the Company's products to enable six systems administors to analyze, monitor and manage activity for 900 dispersed locations from a centralized operations center.

     - Interoperability. Most of the AXXiON products are interoperable and can be combined to provide integrated solutions that greatly enhance systems management functionality. For example, by combining event and storage management, a system can detect that all quarterly sales transactions were transmitted to the company database and can automatically perform a hot database backup without operator intervention.

     - Adaptive. Most of the AXXiON products are highly configurable and support a broad range of operating platforms, network protocols, database management systems, network management frameworks and hardware devices. This range of support and configuration flexibility means that the AXXiON products are easily adapted to a large array of computing environments.

THE OPENVISION STRATEGY

     The Company's objective is to be a leading provider of systems management software for medium to large organizations with client/server computing environments. To achieve this objective, the Company's strategy includes the following key elements:

     Provide a Broad Range of Systems Management Applications. The Company's product strategy is to provide leading systems management software that performs storage, operations and security management functions across multiple hardware platforms, operating systems, relational databases, networks, web sites, internet and intranet servers. A key aspect of this strategy is to provide interoperable products that are independently packaged in order to provide customers maximum flexibility in purchasing and deployment. In addition to development of new products and product enhancements, the Company intends to continue to evaluate the acquisition of products and technologies that support and expand its product offerings.

     Establish Worldwide Distribution. The Company's objective is to provide systems management products and extensive maintenance, consulting and training worldwide. The Company uses a combination of direct sales and indirect channels (resellers, VARs, hardware distributors, application software vendors and systems integrators). The Company intends to continue to expand its direct sales force in North America and Western Europe and to initiate direct sales efforts in other selected international markets, including Japan, Australia, certain countries in South America (such as Brazil and Argentina), and certain countries in Northern Europe (such as Sweden and Finland). The Company also plans to expand its indirect distribution channels, particularly in international markets.

     Maintain Long-Term Customer Relationships. The Company's strategy is to cultivate long-term customer relationships that foster ongoing and additive purchases of the Company's products. The Company also provides a comprehensive range of services to assist customers in planning and implementing systems management solutions. The Company believes that major customers will acquire and deploy systems management products and services in a phased manner. Customers typically implement one area (e.g., storage or security), and fully deploy it before moving to a second area. The Company's product integration strategy is intended to facilitate smooth deployment of subsequent applications and, along with its global distribution strategy, provide a consistent level of service for multinational customers.

     Pursue Strategic Relationships. The Company's strategy is to leverage its products and technology by pursuing strategic relationships with selected hardware vendors, software vendors, internet technology providers, systems integrators and industry standards organizations that affect the implementation and distribution of comprehensive systems management solutions for large organizations. The Company currently has marketing alliances with major hardware vendors such as Digital Equipment Corporation, Hewlett-Packard, IBM, and Sun Microsystems and major software vendors such as Informix, Oracle and Sybase. In addition, the Company currently has a development alliance with a firewall technology provider to integrate its AXXiON-HA product, providing highly available firewall services.

PRODUCTS

     The Company provides a broad range of client/server systems management software that performs storage, operations and security management functions across multiple hardware platforms, operating systems, relational databases and networks. The Company's three systems management software product lines include ten principal products:

     STORAGE                 OPERATIONS                   SECURITY
- -----------------    ---------------------------    --------------------
AXXiON-NetBackup     AXXiON-Event Manager           AXXiON-SecureMax
AXXiON-HSM           AXXiON-HA                      AXXiON-Authenticate
                     AXXiON-Scheduler               AXXiON-Authorize
                     AXXiON-Performance Manager
                     AXXiON-Xfer

     OpenVision licenses its products on a perpetual, fully-paid and non-assignable basis. The North American prices of the Company's products range from $3,200 to $20,000 per server and from $50 to $2,100 per client. Pricing is based on a combination of the complexity and functionality of the product and the number of nodes in a system. The Company's services, including maintenance and technical support, consulting and training, are priced separately.

     Storage Management

     OpenVision provides solutions for four major functional areas of storage management: file system backup, restore and archive; database backup; hierarchical storage management ("HSM"); and media management. OpenVision's storage management products are designed to provide scalable storage management capabilities to users in diverse, client/server computing environments that can be managed from a single location. The scalable architecture permits customers to manage from a few to several thousand client nodes and expand the system as storage management needs increase. The Company's largest installation is currently managing over 2,400 nodes in a heterogeneous hardware and software environment. The Company's products provide disaster recovery backup and handle long-term storage needs with common interfaces and policy management. These products manage data migration throughout an enterprise to help maximize the efficiency and cost utilization of storage hardware.

                                [INSERT GRAPHIC]

     OpenVision's storage management products include the following:

     AXXiON-NetBackup -- Reduces the workload for systems administrators of heterogeneous platforms by providing easily configured centralized backup scheduling, user-directed backups and restores, automated distribution and installation of client software over the network, and easy configuration of clients. AXXiON-NetBackup has a database extension that provides comprehensive on-line and hot database backup for Oracle, Sybase and Informix databases that can be acquired and deployed by customers on an as-needed basis.

     AXXiON-HSM -- Automatically moves data between file systems and storage devices supporting most disk, tape, optical and robotics devices. AXXiON-HSM is a server-based, policy driven migration tool that works in conjunction with AXXiON-NetBackup. AXXiON-HSM has an enterprise extension that provides a simple, cost-effective means to transparently migrate, purge and cache files between file systems on various platforms.

     The Company's storage products accounted for 38% and 54% of the Company's license revenue in fiscal 1995 and the nine months ended March 31, 1996, respectively.

     Operations Management

     OpenVision's operations management products are designed to maintain the smooth operation of large numbers of distributed systems in heterogeneous environments, with minimal human intervention. These products address the principal functional areas of operations management, including problem event management, software distribution, job scheduling, performance monitoring and analysis, and failover and restart services. These products provide automated, "lights out," event-driven solutions for distributed environments. They offer centralized management using single-screen real-time views of essential performance parameters on large numbers of systems across heterogeneous platforms.

                                [INSERT GRAPHIC]

     The Company's operations management products include the following:

     AXXiON-Event Manager -- Allows event-driven automation and monitoring of critical system, database and application activities and automatic error correction through its intelligent agent technology. Users can set thresholds and alarms to monitor processor, swapping, memory, network and I/O activity. When a threshold has been reached, AXXiON-Event Manager can take automatic corrective action or alert an administrator by e-mail or page. This product has a highly scalable architecture and centralized administration. The Company's largest installation is currently monitoring over 900 heterogeneous server nodes at multiple locations.

     AXXiON-HA -- Provides high availability ("HA") protection for systems, databases and applications and reduces the danger of service interruptions to mission-critical applications. The product allows users to automatically switch services to another server, monitor services on their primary server, and start, restart or stop services as their needs require.

     AXXiON-Scheduler -- Allows users to automate routine scheduling tasks in a distributed environment. Unlike standard UNIX, AXXiON-Scheduler offers a user-friendly screen-based navigation system.

     AXXiON-Performance Manager -- Allows users to have a single-screen view of many different real-time and historical performance parameters for a large number of heterogeneous systems and databases. The product's event-driven architecture lets users set relevant thresholds and uses a graphical representation of the distributed configuration to notify users when a performance problem is imminent. The user can customize the data collection agents to display the historical performance data needed to track, isolate and resolve performance problems in a distributed environment.

     AXXiON-Xfer -- Automates deployment of software from a central point to computers across the network and monitors the installation process. The product also provides reliable error recovery, record keeping and application security. The Company distributes and packages this product under a non-exclusive licensing agreement with a third party.

     The Company's AXXiON-HA product accounted for 13% and 17% of the Company's license revenue in fiscal 1995 and the nine months ended March 31, 1996, respectively.

     Security Management

     OpenVision's security management products provide three key elements for security in distributed computing environments -- authentication, authorization and auditing. Authentication ensures that users signing on to the network are who they say they are. Authorization ensures that users obtain access only to the data and resources to which they are entitled. Auditing provides activity reporting and can be used to identify and correct potential security weakness.

                                [INSERT GRAPHIC]

     The Company's security management products include the following:

     AXXiON-SecureMax -- Centrally audits security of UNIX, WindowsNT and OpenVMS systems by determining the security status of each system and reporting its vulnerabilities. AXXiON-SecureMax has a broad range of reports and analysis tools that help identify exposures, allowing them to be resolved quickly.

     AXXiON-Authenticate -- Provides authentication, message integrity and message confidentiality services that can be administered through a graphical user interface. This product is based on the MIT Kerberos model, the industry standard for authentication. Based on discussions with the U.S. State Department, the Company believes that it is one of the first companies to obtain an export license from the U.S. State Department that provides for distribution of a product based on the MIT Kerberos model without requiring separate export approval for each order.

     AXXiON-Authorize -- Allows a security administrator to centrally control system access for a network, including login access, super-user access and password controls. Only minimal technical knowledge is required to customize policies for individuals or groups.

     Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released.

Despite product testing, the Company has in the past released products with defects, discovered software errors in certain of its new products after introduction and experienced delayed or lost revenue during the period required to correct these errors. In late 1993, the Company introduced three products (none of which continue to be offered by the Company) in which defects were subsequently discovered. As a result of these defects, the Company experienced adverse customer reactions and negative publicity, which harmed the Company's reputation in the marketplace and adversely affected the Company's business and operating results. This past harm to the Company's reputation could adversely affect future market acceptance of the Company's products. The Company regularly introduces enhancements to its existing products and periodically introduces new products. During January and February 1996, the Company released new versions of its AXXiON-NetBackup, AXXiON-HA, AXXiON-HSM and AXXiON-SecureMax products that incorporate a three-tiered client/server architecture. There can be no assurance that despite testing by the Company and by current and potential customers, defects and errors will not be found in existing products or in new products, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, loss of or delay in market acceptance or require expensive product changes, any of which could have a material adverse effect upon the Company's business, operating results and financial condition.

TECHNOLOGY AND ARCHITECTURE

     OpenVision products are architected for the client/server environment to enable centralized management of thousands of systems autonomously. The OpenVision products that require a high degree of distribution and scalability are developed using a distributed three-tiered client/server architecture that is comprised of a Management Console, a Management Engine and Intelligent Agents. The Management Console is used by an administrator to centrally define and manage policies for each AXXiON application. The Management Engine contains the main application logic and a central repository as well as the code that manages the event-driven communication between the Management Consoles and thousands of Intelligent Agents. The Intelligent Agents contain the functionality required for the collection of data for the specific AXXiON application as well as the ability to autonomously invoke management polices (as defined in and communicated by the Management Engine) and automatically correct problems for the system on which it is placed. Where significant distribution and scalability is not required, OpenVision products employ a two-tiered client/server architecture in which the Management Console and Management Engine functions are packaged together and called the "Management Interface."

                                [INSERT GRAPHIC]

     Because a single Management Console can centrally administer management policy for thousands of Intelligent Agents, as the customer's distributed environment continues to grow in size both within a company (intranet) and with other companies (internet), it is not necessary to increase the number of system administrators proportionately. The need for administrators to interact with each Intelligent Agent is minimized by distributing the management policies from the Management Engines to each of the Intelligent Agents where the individual policies are automatically locally enforced by the Intelligent Agent. Only when a management event of significance occurs does the Intelligent Agent notify the Management Console via the Management Engine. Using the Company's scalable three-tiered client/server architecture, it is possible for a single system administrator to centrally define policies and monitor thousands of Intelligent Agents effectively.

PRODUCT INTEGRATION

     The Company's strategy is to integrate its applications in a two-phased approach. Phase one of the strategy is to integrate selected product pairs to enhance systems management functionality for the user. The following integrated solutions comprise phase one and are currently available.

     Event Driven Storage. AXXiON-Event Manager and AXXiON-NetBackup are combined to provide proactive detection of events that indicate a non-scheduled backup, archive or recover may be desirable. For example, if a large transaction was just completed against the database, that event can trigger a hot database backup.

     Highly Available Storage Servers. AXXiON-HA is integrated with AXXiON-NetBackup and AXXiON-HSM to create highly available backup and HSM servers. For example, if the AXXiON-NetBackup server that backs up a bank's critical customer account information fails, the AXXiON-NetBackup server can fail over to a secondary system and successfully complete the backup.

     Highly Available Security Servers. AXXiON-Authenticate is integrated with AXXiON-HA to ensure constant network security protection. For example, a financial institution may use AXXiON-Authenticate for network security, requiring all traders to login via the authentication server. Should the security server go down, preventing any traders from logging in and conducting transactions, the AXXiON-Authenticate server will failover to a secondary system.

     Secure Auditing. AXXiON-Authenticate and AXXiON-SecureMax have been integrated to provide message integrity for systems requiring auditing. For example, a security administrator from a bank's main office may conduct an audit of a remote branch. With the integrated solution, the audit report, which identifies all the branches' potential security breaches, is transmitted in an encrypted fashion, preventing unauthorized access to the audit's contents.

     Secure Event Management. The integration of AXXiON-Authenticate and AXXiON-Event Manager creates a solution that authenticates administrators of remote systems and encrypts the policies they set. For example, the integrated solution prevents unauthorized access and also encrypts the transmission of critical system problems from the client to the server.

     In phase two of its integration strategy, the Company is seeking to integrate certain products throughout its entire OpenVision product line through the availability of a common set of services. The common services are intended to provide applications with a common data repository that stores systems management data collected by all the applications. Once that data is stored in a central location, other applications can utilize it, allowing the user to create a set of complex management policies. Other common services are designed to include security and event management so that all OpenVision applications themselves may be secure and event-driven operations. The Company does not expect this integration to be complete until the second half of fiscal 1997, at the earliest.

     Most of the Company's products are available on a variety of operating system platforms, including Sun Microsystems' Solaris, Hewlett-Packard's UX, IBM's AIX, Digital Equipment's OSF/1 and OpenVMS and Intel-based platforms running Microsoft's WindowsNT (all Win32 derivatives). In addition, intelligent agents are provided for Sequent's PTX, Silicon Graphics Inc.'s IRIX, Santa Cruz Operations' UNIX, Microsoft's Windows, UNIX vendors, Apple's MAC OS, DOS and Novell's NetWare.

     Certain OpenVision applications are designed to manage the following relational databases: Oracle7, Sybase System10 and Informix database releases 6 and 7. Because most mission-critical applications today require one of these relational databases for its storage of business data, the management of these databases has become a leading requirement in the marketplace.

     Certain OpenVision applications are integrated with the following network management platforms: HP's OpenView, IBM's SystemView, Cabletron's Spectrum and Sun Solstice. Network manager integration allows for the administration of network and system management from a single centralized interface affording the administrator with a complete view of their distributed environment.

SERVICES

     The Company's customer service and support organization provides customers with maintenance, technical support, consulting and training services. The Company believes that providing a high level of customer service and technical support is critical to customer satisfaction and the Company's success. Most of the Company's customers currently have support agreements with the Company. The OpenVision service group, which includes 42 employees, provides the following services:

     Maintenance and Technical Support. The Company offers 24-hour, 7 day-a-week telephone support as well as electronic mail and fax customer support. Additional customer support is provided by some of the Company's VARs, system integrators and OEMs. Initial product license fees do not cover maintenance. Customers are entitled to receive new software releases, maintenance releases and support for an annual fee.

     Consulting. OpenVision believes that most customers need assistance before product selection and not just for the implementation of purchased products. Therefore, the Company offers strategy and analysis consulting services for planning the management and control of client/server computing in their specific environment. In addition, the Company offers services to assist customers with product implementation. As part of its broad range of services, the Company believes it offers particular expertise in analyzing network security threats and security policy integrity.

     Training. The Company offers on-site training to its customers to help them optimize their use of the Company's products in their specific environment and to assist customers in developing a general expertise in systems management.

     Warranty. OpenVision provides, for an additional fee, a 180-day warranty for licensed software pursuant to which OpenVision is obligated to repair or replace software found to be defective during the warranty period.

SALES AND MARKETING

     The Company markets the AXXiON products and associated services through a combination of direct sales and indirect channels (resellers, VARs, hardware distributors, application software vendors and systems integrators). OpenVision's North American sales, marketing and consulting force consists of 67 employees, including 17 pre-sales engineers that provide technical sales assistance. To date, the majority of the Company's revenue has been derived from direct sales. Internationally, OpenVision markets its products through a direct sales force of nine persons located in Europe and the Americas and 17 resellers located in Europe, Asia Pacific, South America, Mexico and the Middle East. The Company currently has sales and service offices in Canada, England, Germany and France. OpenVision uses direct mail campaigns, product seminars, trade shows, public relations and joint partner marketing events to support marketing activities.

     International revenue (from sales outside the United States and Canada) accounted for 0%, 9%, 29% and 27% in fiscal 1993, 1994, 1995 and the nine months ended March 31, 1996, respectively. The Company believes that its success depends upon continued expansion of its international operations. The Company intends to continue to expand its global sales and marketing infrastructure and expects to generate an increasing percentage of revenue through indirect sales. See Note 9 of Notes to Consolidated Financial Statements for a summary of operating information and certain year-end balance sheet information by geographical regions.

CUSTOMERS

     The Company's target customers include both public and private sector organizations that have in development or have deployed client/server business-critical applications in a large, distributed heterogeneous environment. As of March 31, 1996, OpenVision has licensed its AXXiON systems management applications to more than 800 customers.

     The following table lists certain customers of the Company and end users of the Company's products. Each of the entities has purchased at least $50,000 of the Company's products and services in the fifteen months ended March 31, 1996 and has entered into a support agreement with the Company:

     FINANCIAL SERVICES

     Bank of America
     Bankers Trust Company
     The Chase Manhattan Bank, N.A.
     Credit Lyonnais
     Deutsche Genossenschafts Bank
     London Stock Exchange
     Mitsubishi Bank
     NASD Production Services
     Nomura International
     John Nuveen & Co. Incorporated
     State Street Bank and Trust Company
     Wells Fargo Bank, N.A.

     TRANSPORTATION

     BMW
     Boeing Information Support Services
     Chrysler Corporation
     Ford Motor Company
     General Motors Corporation
     Peugeot
     Yellow Technology Services, Inc.

     TECHNOLOGY

     Adobe Systems, Inc.
     Ascend Communications
     Bay Networks
     Linotype-Hell AG Germany
     Mentor Graphics Corporation
     Motorola, Inc.
     Sun Microsystems, Inc.
     Tandem Computers
CHEMICAL/ENERGY

Air Products and Chemicals, Inc.
British Gas
Energis
Koch Industries, Inc.
Leeson Electric Corporation

TELECOMMUNICATIONS

Ameritech Services, Inc.
AT&T Corporation
British Telecommunications
Ericsson
GE Information Services
LDDS/Worldcom Network Services
LCI International Telecom Corp.
MCI Telecommunications Corporation
NYNEX
TCI Communications, Inc.

DEFENSE

General Dynamics-Electric Boat Corporation
Loral Defense Systems-East
McDonnell Douglas Corporation
Northrop/Grumman Corporation

OTHER

European Space Operation Center
Kokusai Denshin Denwas Co., Ltd.
Linklaters & Paines
Morse Group PLC
Securicor SecurIT
United Healthcare Corporation

     Representative examples of the manner in which the Company's products may be used include the following:

     Major Commercial Bank

     Wells Fargo Bank, N.A., a large commercial bank with 900 branches is using OpenVision products to deliver a higher level of customer service to its clients. The centralized management features of OpenVision's products enable six systems administrators to analyze, monitor and manage activity for all of the 900 dispersed locations from a centralized operations center, thus reducing the number of bank staff that would otherwise be required to manage the branches. Using AXXiON-Event Manager, AXXiON-Performance Manager and AXXiON-SecureMax applications, the administrator is able to ensure that the system is operating at full capacity and, simultaneously provide quick resolution to problems detected in the system. This limits the amount of downtime the bank incurs in providing service. With the OpenVision solution, the likelihood of major interruptions in service and performance bottlenecks is significantly decreased as a result of automated, event-driven software that allows for the critical monitoring of system activity and error correction. To protect its valuable account information and records, the bank uses OpenVision's AXXiON-NetBackup product to protect and enable the recovery of financial records and client correspondence that may be subject to hardware or application failures, business interruptions and natural disasters. The OpenVision highly scalable and integrated architecture provides the bank with the opportunity to increase its capacity and make additional software application purchases without scalability or compatibility problems.

     Leading Automobile Manufacturer

     Automobile design-to-manufacturing cycles typically range from five to seven years, creating a significant lag between the initial design stage and the manufacturing stage. As part of a strategy to minimize design cycle time, Chrysler Corporation completed a reorganization of its computing infrastructure by implementing a client/server CAD/CAM environment to develop, design and manufacture cars, trucks and vans. Before the reorganization, designers had to contact an administrator in the operations department and request old computer files. Today, designers save significant time by utilizing AXXiON-NetBackup to retrieve files in approximately two minutes. Using AXXiON-NetBackup across its 2,400 development workstations to manage storage operations allows the company to attach virtually any type of tape backup unit to a server. The implementation of the client/server design application, combined with the AXXiON-NetBackup, has allowed the auto manufacturer to improve productivity and reduce design-to-manufacturing significantly.

     International Law Firm

     In order to improve customer service, Linklaters & Paines, a large, international law firm, with approximately 2,500 nodes implemented a firm-wide document management network system in its offices in North America, Europe, Asia, India and Moscow that stores the firm's legal documents and allows all its offices to share files, information and expertise. The firm recognized while developing the network that an international network security and back-up solution was essential. The customer retained OpenVision to conduct an analysis of their security and back-up requirements. Based on OpenVision's recommendations, the customer implemented AXXiON-Authenticate, OpenVision's Kerberos-based network security product, and AXXiON-NetBackup to provide centralized storage management. The law firm is able to administer back-up for all of its offices from a single facility in London.

RESEARCH AND DEVELOPMENT

     Since its inception, the Company has made substantial investments in product development. In fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1996, the Company's total research and development expenses were approximately $4.5 million, $14.8 million, $7.5 million and $4.4 million, respectively. To date, the Company has not capitalized its software development costs.

     The Company anticipates that, in the future, it will continue to commit substantial resources to research and development. The Company believes that its future success will depend in large part on its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards.

     Customer requirements include, but are not limited to, operability across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as certain of the Company's customers start to utilize WindowsNT or other emerging operating platforms, it will be necessary for the Company to enhance its AXXiON products to operate on such platforms in order to meet these customers' requirements. There can be no assurance that the Company's products will achieve market acceptance or will adequately address the changing needs of the marketplace or that the Company will be successful in developing and marketing enhancements to its existing products or new products incorporating new technology on a timely basis. If the Company is unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected.

     The Company has a number of ongoing development projects. During January and February 1996, the Company released new versions of its AXXiON-NetBackup, AXXiON-HA, AXXiON-HSM and AXXiON-SecureMax products that incorporate a three-tiered client/server architecture. There can be no assurance that the features incorporated in these products are the features required to achieve market acceptance. In addition, the Company is conducting ongoing research and development of new and improved software products. The Company believes that it will need to devote significant time and resources to these efforts, and no assurance can be given that such efforts will be successful. From time to time the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to defer purchasing existing Company products. The Company has from time to time in the past experienced delays of up to several months due to the complex nature of software developed by the Company. While the Company cannot quantify the effect of such delays, it believes that such delays may have resulted in lost or delayed revenues and lost customers. There can be no assurance that the Company will not experience delays in connection with its current product development or future development activities. Delays similar or greater or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The market for client/server systems management software is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving standards and rapid changes in customer requirements. To maintain and improve its position in this market, the Company must continue to enhance current products, enhance the operability of its products with one another and develop new products in a timely fashion. The Company competes primarily with: (i) hardware and software vendors that offer a management platform or framework to support vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment and are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality, such as job scheduling or security audit tools; and (iv) vendors that provide integrated and interoperable solutions. The Company believes that its principal competitors that offer products in all of its product areas -- storage, operations and security -- are Computer Associates International, Inc., Hewlett-Packard Company, IBM Corporation, Platinum technology, Inc. and several smaller private companies. The Company believes that additional principal competitors with respect to each of the Company's three product areas include Legato Systems, Inc. and Spectra Logic for storage; Novadigm, Inc., Tivoli Systems Inc. (which has been acquired by IBM Corporation), BMC Software, Inc., Compuware Corporation and Sun Microsystems, Inc. for operations; and Axent Technologies and Cybersafe Corporation for security. In competing with hardware vendors, the Company may be at a competitive disadvantage because hardware vendors are able to package combination, of hardware and software, thereby offering the customer a single-vendor solution at a lower total cost.

     Many of the Company's competitors have longer operating histories and have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. The Company's current and future competitors could introduce products with more features, higher scalability, greater functionality and lower prices than the Company's products. These competitors could also bundle existing or new products with other, more established products in order to compete with the Company. The Company's focus on client/server systems management software may be a disadvantage in competing with vendors that offer a broader range of products. Moreover, as the client/server systems management software market develops, a number of companies with significantly greater resources than those of the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors or business partners of the Company. For example, IBM Corporation recently purchased Tivoli Systems Inc., a competitor of the Company. In addition, because there are relatively low barriers to entry for the software market, the Company expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. Any material reduction in the price of the Company's products would negatively affect gross margins and would require the Company to increase software unit sales in order to maintain gross profits. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

     The principal competitive factors affecting the market for the Company's products are ease of use, functionality and features product quality, product architecture, breadth of distribution, price, ability to export its products, customer support and name recognition. Based on these factors, the Company believes that it has competed effectively to date. In the future, the Company will be required to respond promptly and effectively to the challenges of technological change and its competitors' innovations. There can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices.

PROPRIETARY RIGHTS

     The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company presently has no patents but intends to file patent applications in the future. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of the Company's products is difficult and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, the Company relies on signed license agreements, but may in the future rely on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights, including any patent that may be issued, will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or other intellectual property rights.

     The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

LEGAL MATTERS

     In connection with the acquisition by OpenVision of ten companies, divisions of companies or products between October 1992 and July 1993, the Company entered into agreements with certain sellers providing for the payment of software royalties. From time to time disputes have arisen with the certain of these sellers regarding the calculation of the royalties and the obligations of the Company under these agreements. There is currently one dispute that is unresolved, although no formal claims have been filed. The Company believes that the allegations of this seller have no merit and plans to vigorously defend any formal claims filed by this person. While the outcome of any formal claims cannot be determined with certainty, the Company does not believe that the resolution of these claims will have a material adverse effect on the Company's business, operating results or financial condition. The Company is not a party to any other litigation that would have a material adverse effect on the Company's business, operating results or financial condition.

     The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. To the extent the Company may in the future rely on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions, the limitation of liability provisions contained in such license agreements may not be effective. The Company's products are generally used to manage data critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. Although the Company maintains errors and omissions product liability insurance, a successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

EMPLOYEES

     As of March 31, 1996, the Company had 206 full time employees, including 65 in research and development, 94 in sales, marketing and consulting, 16 in technical support and 31 in general and administrative functions. The Company's future performance depends to a significant degree upon the continued service of its key members of management, as well as marketing, sales, consulting and product development personnel, none of whom are bound by an employment contract, and its ability to attract and retain highly skilled personnel in these areas. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key employees or that it will be successful in attracting, assimilating and retaining such personnel in the future. None of the Company's employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

     The Company headquarters are located in 16,406 square feet of leased office in Pleasanton, California. The lease expires in March 1997 and includes one three-year renewal option held by the Company. The Company leases 14 other offices with a total of approximately 49,942 square feet in the United States, Canada, France, Germany and the United Kingdom, with various expiration dates through October 1998. This does not include leases on two facilities that either are no longer being used or are being discontinued by the Company and on which the associated remaining costs were accrued in November 1994. The Company believes that its existing facilities are adequate and that sufficient additional space will be available as needed in the cities where it is located.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of the date of this Prospectus with respect to each person who is an executive officer or director of the Company:

               NAME                  AGE                         POSITION
- -----------------------------------  ---     -------------------------------------------------
Michael S. Fields..................  50      Chairman of the Board
Geoffrey W. Squire.................  49      President, Chief Executive Officer and Director
Kenneth E. Lonchar.................  38      Chief Financial Officer and Senior Vice President
Paul A. Sallaberry.................  39      Senior Vice President, North American Operations
Jay A. Jones.......................  41      Vice President, General Counsel and Secretary
W. Richard Barker..................  50      Senior Vice President, Product Division
Thomas J. Connors(1)(2)............  66      Director
Stewart K.P. Gross (2).............  36      Director
William H. Janeway (1).............  52      Director
Jeanne Wohlers (1)(2)..............  51      Director

- ---------------
(1) Compensation Committee member

(2) Audit Committee member

     Michael S. Fields, Chairman of the Board, founded the Company in 1992. Mr. Fields has served as Chairman of the Board since July 1992 and served as Chief Executive Officer from January 1993 to June 1995. From 1990 to 1992, Mr. Fields was President of Oracle Corporation USA ("Oracle USA"), a relational database company, overseeing all aspects of U.S. sales and 1,500 employees. From 1989 to 1990, he was the Vice President of Western Operations for Oracle USA.

     Geoffrey W. Squire has been a director of the Company since January 1994 and was appointed Chief Executive Officer of the Company in July 1995. From January 1994 to November 1994, Mr. Squire was Executive Vice President and Chief Executive Officer of International Operations. From November 1994 to June 1995, Mr. Squire was President and Chief Operating Officer of the Company. From 1984 to 1987, Mr. Squire was Managing Director and Senior Vice President of Oracle Corporation and, from 1987 to 1990, Chief Executive Officer of Oracle Europe. In 1990, he was promoted to Executive Vice President of Oracle Corporation and President of Worldwide Operations. In July 1992, he was appointed to Oracle's five-person Executive Committee with responsibility as Chief Executive, International Operations. Mr. Squire has sat on the Council of the U.K. Computing Services and Software Association since 1990. In 1995, Mr. Squire was elected as the founding President of the European Information Services Association.

     Kenneth E. Lonchar joined the Company as Chief Financial Officer and Senior Vice President in December 1995. From November 1988 until joining the Company, Mr. Lonchar was Vice President, Finance and Administration and Chief Financial Officer of Microtec Research, Inc., an embedded software company. Mr. Lonchar is a certified public accountant.

     Paul A. Sallaberry was the Company's Senior Vice President of Sales from October 1992 until June 1994. Mr. Sallaberry rejoined the Company in February 1995 as Senior Vice President of North American Operations. Before joining the Company, Mr. Sallaberry served as the Director of Public Sector Sales from 1989 to 1990 at Oracle Corporation, before being promoted to Vice President, Vertical Division, where he was employed in that capacity until 1992. Prior to 1989, Mr. Sallaberry held various sales positions at Applied Data Research and Software Design Incorporated.

     Jay A. Jones joined the Company as General Counsel in March 1993 and was appointed Vice President, General Counsel and Secretary in July 1994. From October 1991 to March 1993, Mr. Jones was Senior Corporate Counsel to Oracle Corporation. From 1987 through 1990, Mr. Jones was Vice

President, Corporate Services, General Counsel and Secretary for Word Star International Incorporated. Mr. Jones is a member of the California Bar Association.

     W. Richard Barker joined the Company as Senior Vice President of the Consulting and Technical Services division of OpenVision International Limited in March 1994. In April 1995, Mr. Barker was appointed Senior Vice President, Product Division. From 1984 through 1994, Mr. Barker was Senior Vice President for Oracle Europe responsible for worldwide development and marketing of Oracle's Methodology and CASE product set.

     Thomas J. Connors has served on the Company's Board of Directors since December 1994 and has been a member of the Audit and Compensation Committees since December 1995. Mr. Connors has been the owner of TJC Investments since 1978. Mr. Connors is a director of Zilog, Inc. and Level One Communications, Inc.

     Stewart K.P. Gross has served as a director of the Company since July 1992 and a member of the Audit Committee since January, 1994. Mr. Gross is a Managing Director of E.M. Warburg, Pincus & Co., Inc. and has been employed by Warburg since 1987. Prior to joining Warburg, Mr. Gross was employed at Morgan Stanley & Co. Mr. Gross is a director of Vanstar Corporation and several privately-held companies.

     William H. Janeway has served as a director of the Company since July 1992 and a member of the Compensation Committee since January 1994. Mr. Janeway has been a Managing Director of E.M. Warburg, Pincus & Co., Inc. since 1988. Prior to joining Warburg, Mr. Janeway was the Vice President and Director of Corporate Finance from 1979 to 1988 at F. Eberstadt & Co., Inc. Mr. Janeway is a director of Vanstar Corporation, Maxis, Inc., Zilog, Inc. and several privately-held companies.

     Jeanne Wohlers has served as a director of the Company since August 1993 and a member of the Audit and Compensation Committees since January 1994. Ms. Wohlers currently is an independent management consultant. From 1988 to 1992, Ms. Wohlers served as Vice President, Chief Financial Officer of Sybase Corporation. From 1978 to 1987, Ms. Wohlers served in various management positions with Tandem Computers, including Vice President and Corporate Controller. Ms. Wohlers is a director of a family of mutual funds managed by 20th Century/Benham Capital Management.

     All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

     Except for grants of stock options, directors of the Company generally do not receive compensation for services provided as a director. The Company does not pay additional amounts for committee participation or special assignment of the Board of Directors, except for reimbursement of their expenses in attending Board and committee meetings. Mr. Connors has entered into an agreement with the Company to provide consulting services with respect to marketing and sales issues pursuant to which the Company pays Mr. Connors a fee at a rate of $1,800 per day for consulting services rendered approximately two days per month.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board of Directors, formed in January 1994, currently consists of Messrs. Connors and Janeway and Ms. Wohlers. None of these individuals were at any time during fiscal 1995, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not currently have any employment contracts in effect with the Chief Executive Officer or any of the other Named Executive Officers (as defined below).

     Under the 1992 Stock Plan, in the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, the exercisability and vesting of all outstanding options and stock purchase rights shall be accelerated to the extent such options and stock purchase rights are not assumed or substituted for by the successor corporation.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation paid by the Company to its Chief Executive Officer and the four most highly compensated other executive officers of the Company (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the Company's fiscal year ended June 30, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                   ------------
                                         ANNUAL COMPENSATION          AWARDS
                                        ---------------------      ------------
                                                       OTHER        SECURITIES         ALL
                                                      ANNUAL        UNDERLYING        OTHER
                                                      COMPEN-        OPTIONS/        COMPEN-
     NAME AND PRINCIPAL POSITION        SALARY($)     SATION($)      SARS(#)        SATION($)
- --------------------------------------  ---------     -------      ------------     ---------
Michael S. Fields(1)..................  $ 202,500         -0-            -0-             -0-
  Chairman of the Board
Geoffrey W. Squire(1).................    184,320(2)  $25,600(2)(3)       -0-        $ 9,216(2)(4)
  President and Chief Executive
  Officer
W. Richard Barker.....................    156,672(2)   23,020(2)(3)    37,500          7,833(2)(4)
  Senior Vice President, Product
  Division
Paul A. Sallaberry....................     87,085      94,006(5)      93,125             -0-
  Senior Vice President, North
  American Operations
Jay A. Jones..........................    112,462         -0-         12,250             -0-
  Vice President, General Counsel &
  Secretary

- ---------------
(1) During substantially all of fiscal 1995, Mr. Fields was Chairman of the Board and Chief Executive Officer and Mr. Squire was President and Chief Operating Officer. In June 1995, Mr. Squire was appointed Chief Executive Officer.

(2) Amount reflects U.K. pounds sterling converted into U.S. dollars at an exchange rate of $1.536.

(3) Represents the amount of an automobile lease for the benefit of the officer.

(4) Represents the amount of contributions to a pension plan for the benefit of the officer.

(5) Mr. Sallaberry left the Company in July 1994 and was re-hired in February 1995. Other compensation represents severance payments made to Mr. Sallaberry.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to the Named Executive Officers during fiscal year 1995 pursuant to the 1992 Stock Plan.

                                                                                   POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                                           INDIVIDUAL GRANTS                         ANNUAL RATES OF
                       ---------------------------------------------------------          STOCK
                         NUMBER OF     PERCENT OF TOTAL                             PRICE APPRECIATION
                        SECURITIES       OPTIONS/SARS      EXERCISE                        FOR
                        UNDERLYING        GRANTED TO       OR BASE                  OPTION TERM ($)(3)
                       OPTIONS/SARS        EMPLOYEES        PRICE     EXPIRATION   --------------------
        NAME           GRANTED(#)(1)   IN FISCAL YEAR(2)    ($/SH)       DATE         5%         10%
- ---------------------  -------------   -----------------   --------   ----------   --------    --------
Michael S. Fields....          --              --               --           --          --          --
Geoffrey W. Squire...          --              --               --           --          --          --
W. Richard Barker....      37,500             3.9%          $ 0.50      3/19/02    $  7,633    $ 17,788
Paul A. Sallaberry...      44,000             4.6             0.50      2/23/05      13,836      35,062
                           49,125             5.1             0.50      2/23/05      15,447      39,146
Jay A. Jones.........       7,500             0.8             0.50      8/17/04       2,358       5,977
                            4,750             0.5             0.50      3/21/05       1,494       3,785

- ---------------
(1) Options granted under the 1992 Stock Plan generally become exercisable at a rate of 1/4 of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each month thereafter, so long as the individual is employed by the Company.

(2) The Company granted options to purchase 956,875 shares of Common Stock during fiscal 1995.

(3) Potential realizable value is based on the assumption that the price of the Common Stock appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the ten-year (seven-year, in the case of Mr. Barker) option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission (the "Commission") and do not reflect the Company's estimate of future stock price appreciation.

     Subsequent to the end of fiscal year 1995, the Company granted options to purchase Common Stock to certain of the Named Executive Officers as follows: W. Richard Barker, 25,000 shares at an exercise price of $0.50 per share and an expiration date of November 16, 2005; and Jay A. Jones, 2,500 shares at an exercise price of $0.50 per share and an expiration date of November 16, 2005 and 5,000 shares at an exercise price of $0.50 per share and an expiration date of December 29, 2005.

     The following table sets forth information with respect to each exercise of stock options during fiscal year 1995, by each of the Named Executive Officers and the number of options held at fiscal year end and the aggregate value of in-the-money options held at fiscal year end.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                            FY-END OPTION/SAR VALUES

                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                               SHARES                             UNDERLYING                  IN-THE-MONEY
                             ACQUIRED ON                        OPTIONS/SARS AT             OPTIONS/SARS AT
                              EXERCISE         VALUE          FISCAL YEAR-END (#)          FISCAL YEAR-END($)
                                 (#)      REALIZED ($)(1)  EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE(2)
                             -----------  ---------------  -------------------------  ----------------------------
Michael S. Fields...........    --            --                         --/--                --/--
Geoffrey W. Squire..........    --            --                         --/--                --/--
W. Richard Barker...........    --            --                     --/37,500                        --/--
Paul A. Sallaberry..........    81,875        $32,750            13,023/80,102                --/--
Jay A. Jones................    --            --                  9,863/22,637                $2,708/$2,292

- ---------------
(1) Based on the fair market value of the Company's Common Stock at the date of exercise (as determined by the Company's Board of Directors), less the exercise paid for such shares.

(2) Based on the fair market value of the Company's Common Stock at fiscal year end, $0.50 per share (as determined by the Company's Board of Directors), less the exercise price payable for such shares.

1992 STOCK PLAN

     As of March 31, 1996, the Company had reserved 4,750,000 shares for issuance pursuant to its 1992 Stock Plan (the "Stock Plan"), which has been approved by the Company's Board of Directors and stockholders. The Plan provides for the granting to employees (including officers) of qualified "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees (including officers), consultants and directors of nonqualified stock options. The Plan also provides for the granting of restricted stock. As of March 31, 1996, options to purchase an aggregate of 1,093,919 shares were outstanding, and 1,953,555 shares remained available for future grants. Also, as of March 31, 1996, options to purchase 687,838 shares had been exercised, and 1,014,688 shares had been issued pursuant to restricted stock agreements.

     The Plan is administered by the Board of Directors or a committee appointed by the Board. Options granted generally become exercisable at a rate of 1/4 of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each month thereafter and generally expire ten years from the date of grant. The Company's right to repurchase outstanding restricted stock at the price originally purchased generally lapses at the rate of 1/4 of the shares at the end of the first year and 1/48 of the shares at the end of each month thereafter.

     In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, all outstanding options shall be assumed or an equivalent option substituted by the successor corporation. In the event a successor corporation refuses to assume or substitute for the options, the exercisability of shares subject to options under the Stock Plan shall be accelerated. In such event, the Company shall notify the holders of outstanding options that such options are fully exercisable, and all options not exercised will then terminate 15 days after the date of such notice.

     The exercise price of incentive stock options granted under the Plan must be at least equal to the fair value of the Company's Common Stock on the date of grant. The exercise price of options to an optionee who owns more than 10% of the Company's outstanding voting securities must equal at least 110% of the fair value of the Common Stock on the date of grant.

1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company has reserved an aggregate of 300,000 shares of Common Stock for issuance under its 1996 Employee Stock Purchase Plan (the "ESPP"). The ESPP was adopted by the Board of Directors in February 1996 and approved by the Company's stockholders in March 1996. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and permits eligible employees of the Company to purchase Common Stock through payroll deductions of up to 10% (20% for the first six-month purchase period) of their compensation, provided that no employee may purchase more than $25,000 worth of stock in any calendar year. The ESPP will be implemented generally with four six-month purchase periods in each 24-month offering period, although the first purchase period and offering period will begin on the effective date of this offering and will end on October 31, 1996 and April 30, 1998, respectively. The price of Common Stock purchased under the ESPP will be 85% of the lower of the fair market value of the Common Stock on the first day of the offering period and the last day of the purchase period. The ESPP will expire in the year 2006.

1996 DIRECTOR OPTION PLAN

     The Company has reserved an aggregate of 250,000 shares of Common Stock for issuance under its 1996 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Board of Directors in February 1996 and approved by the Company's stockholders in March 1996, to be effective as of the effective date of this offering. The Director Plan provides for the grant of options to non-employee directors, 25% of the shares subject to an option granted under the Director Plan will vest one year after their date of grant and an additional 6.25% will vest at the end of each quarter thereafter, provided that the optionee continues to serve as a director on such dates. The exercise prices of an option granted under the Director Plan will be 100% of the fair market value per share of the Company's Common Stock on the date of the grant of the option.

     In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, all outstanding options shall be assumed or an equivalent option substituted by the successor corporation. In the event a successor corporation refuses to assume or substitute for the options, the exercisability of shares subject to options under the Director Plan shall be accelerated. In such event, the Company shall notify the holders of outstanding options that such options are fully exercisable, and all options not exercised will then terminate 30 days after the date of such notice. In the event the options are assumed or substituted for by the successor corporation, the exercisability of options held by a director shall be accelerated at such time as the director is no longer a director of the Company or the successor corporation.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law, and the Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Bylaws. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     At various times from November 1992 through July 1993, Warburg, Pincus Investors, L.P. ("Warburg"), purchased shares of the Company's capital stock for an aggregate purchase price of $29,999,900. In March 1994, such shares were exchanged for 1,000,000 shares of Common Stock and 5,800,001 shares of Series A Preferred Stock. In September 1994, the Company issued a promissory note to Warburg in an aggregate principal amount of $5,000,000, which note was converted into 434,783 shares of Series B Preferred Stock at a price of $11.50 per share in March 1994 as part of a financing with other investors.

     From October 1993 through May 1995, the Company issued promissory notes to Warburg in an aggregate principal amount of $13,500,000 ("Notes"). Notes in an aggregate principal amount of $8,500,000 were converted into Series C and Series C-1 Preferred Stock in June 1995 as part of a financing with other investors, and accrued interest on such Notes was repaid at that time. The remaining Note bears interest at a rate equal to the prime rate plus 1% per annum and is due in July 1997. As of December 31, 1995, the total amount outstanding under the Notes, including accrued interest, was $5,957,943, and the Company intends to repay the Notes with the proceeds of this offering.

     In February 1993, Michael S. Fields, the Company's Chairman of the Board, purchased 562,500 shares of Common Stock at an aggregate price of $56,250. $1,125 of such purchase price was paid in cash and the balance of $55,125 was paid by means of a promissory note. This note, together with promissory notes in the principal amounts of $175,000, $50,000, and $125,000 issued in July 1992, March 1994 and June 1994, respectively, were consolidated in July 1995, together with accrued interest on these notes and a new loan in the amount of $67,500, into one note with aggregate principal amount of $527,116. This note bears interest at a rate of 6.28%, compounded annually, and is due in June 1999. As of December 31, 1995, the total amount outstanding under this note, including accrued interest, is $543,378.

     In October 1994, Warburg exchanged 3,871,441 shares of the Company's Series A Preferred Stock for 3,871,441 shares of a newly created Series A-1 Preferred Stock.

     In June 1995, Geoffrey Squire, the Company's President and Chief Executive Officer purchased 50,000 shares of Series C Preferred Stock and Warburg purchased 2,344,360 shares of Series C Preferred Stock and 953,932 shares of Series C-1 Preferred Stock, at a price of $4.00 per share as part of a financing with other investors. In addition, at such time, Warburg exchanged 1,678,560 shares of Series A Preferred Stock for 1,678,560 shares of Series A-1 Preferred Stock.

     In June 1995, the Company loaned Mr. Squire $187,500 in connection with a restricted stock purchase of 375,000 shares of Common Stock at $0.50 per share. The promissory note executed by Mr. Squire bears interest at a rate of 6.28%, compounded annually, and is due June 1, 2000. As of December 31, 1995, the total amount outstanding under this note, including accrued interest, is $194,236.

     In July 1995, the Company entered into an arrangement with Warburg under which the Company bills Warburg $25,000 per calendar quarter for the consulting services of Michael S. Fields. As of December 31, 1995, the Company has billed Warburg a total of $50,000 under this arrangement.

     Certain holders of Common Stock, the holder of a warrant to purchase Common Stock and the holders of shares of Common Stock issued upon conversion of the Series A, Series B and Series C Preferred Stock are entitled to certain registration rights. See "Description of Capital Stock -- Registration Rights."

     The Company has granted options and stock purchase rights to certain of its directors and executive officers. See "Management -- Option Grants in Last Fiscal Year" and "Principal and Selling Stockholders."

     All future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of March 31, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each Selling Stockholder, (iii) each of the Company's directors, (iv) each of the Named Executive Officers and
(v) all directors and executive officers as a group. Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address for each stockholder is c/o OpenVision Technologies, Inc., 7133 Koll Center Parkway, Pleasanton, California 94566.

                                               SHARES
                                         BENEFICIALLY OWNED       NUMBER            SHARES
                                       PRIOR TO OFFERING(1)(2)      OF        BENEFICIALLY OWNED
                                                                  SHARES     AFTER OFFERING(1)(2)
                                      -------------------------   BEING    -------------------------
      NAME OF BENEFICIAL OWNER         NUMBER        PERCENT      OFFERED   NUMBER        PERCENT
- ------------------------------------- ---------   -------------   ------   ---------   -------------
Warburg, Pincus Investors,
  L.P.(1)(3)......................... 7,232,275        59.0%          --   7,232,275        49.0%
  466 Lexington Avenue
  New York, NY 10017
Geoffrey W. Squire (4)...............   803,750         6.6           --     803,750         5.4
Michael S. Fields (5)................   562,500         4.6       55,734     506,766         3.4
Stewart K.P. Gross (6)............... 7,232,275        59.0           --   7,232,275        49.0
William H. Janeway (7)............... 7,232,275        59.0           --   7,232,275        49.0
Thomas J. Connors (7)................    45,000           *           --      45,000           *
Jeanne Wohlers (8)...................    30,000           *           --      30,000           *
W. Richard Barker (9)................    47,656           *           --      47,656           *
Paul A. Sallaberry (10)..............   130,714         1.1       15,000     115,714           *
Jay A. Jones (11)....................    17,926           *           --      17,926           *
All directors and executive officers
  as a group (10 people) (12)........ 8,944,821        72.6       70,734   8,874,087        59.8
OTHER SELLING STOCKHOLDERS:
Jeffrey B. Braun(13).................    43,479           *       25,000      18,479           *
Clariden Asset Management (14).......    96,935           *       48,511      48,424           *
S.A.C. Capital Management, L.P.......    21,740           *       21,740           0           *
Warren Schwerin......................    43,479           *       40,000       3,479           *
Herb Sucherman.......................    25,490           *       10,000      15,490           *
U.S.A. Fund Limited Partnership......    34,667           *       14,667      20,000           *
Von Graffenreid AG Private Bank......    43,479           *        4,348      39,131           *

- ---------------
   * Less than one percent.

 (1) Based on 12,259,745 of voting Common Stock outstanding prior to this offering. Does not include 3,247,142 shares of nonvoting Class B Common Stock owned by Warburg, which represents all outstanding Class B Common Stock. See "Description of Capital Stock." Including such shares, Warburg will hold 58.2% of the Company's outstanding stock after this offering.

 (2) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

 (3) The sole General Partner of Warburg, Pincus Investors, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the Managing Partner of WP and may be deemed to control WP. E.M. Warburg, Pincus & Company, a New York general partnership ("E.M. Warburg") that has the same general partners as WP, manages Warburg. WP has a 20% interest in the profits of Warburg and, through its wholly owned subsidiary E.M. Warburg, Pincus & Co., Inc., E.M. Warburg owns 1.13% of the limited partnership interests in Warburg. Messrs. Janeway and Gross, directors of the Company, are Managing Directors of E.M. Warburg, Pincus & Co., Inc. and General Partners of WP and E.M. Warburg. As such, Messrs. Janeway and Gross may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the shares beneficially owned by Warburg, E.M. Warburg and WP.

 (4) Includes 329,767 shares subject to a repurchase option by the Company.

 (5) Includes 23,438 shares subject to a repurchase option by the Company.

 (6) All of the shares indicated as owned by Messrs. Janeway and Gross are owned directly by Warburg and are included because of their affiliation with Warburg. Messrs. Janeway and Gross disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

 (7) Represents 45,000 shares held by The Thomas J. Connors and Barbara B. Connors Revocable Trust as to which Mr. Connors shares voting and dispositive power and of which 27,188 shares are subject to a repurchase option by the Company.

 (8) Includes 9,375 shares subject to a repurchase option by the Company.

 (9) Includes options to purchase 10,156 shares of Common Stock exercisable within 60 days of March 31, 1996 and 18,750 shares subject to a repurchase option by the Company.

(10) Includes options to purchase 48,839 shares of Common Stock exercisable within 60 days of March 31, 1996.

(11) Includes options to purchase 9,332 shares of Common Stock exercisable within 60 days of March 31, 1996.

(12) Includes options to purchase 68,327 shares of Common Stock exercisable within 60 days of March 31, 1996 and 483,518 shares subject to a repurchase option by the Company.

(13) Shares held of record by a trust for the benefit of Mr. Braun.

(14) Shares held for the benefit of clients of Clariden Asset Management. Clariden Asset Management has voting and dispositive power with respect to such shares, but disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

     After giving effect to the filing of a Restated Certificate of Incorporation upon the closing of this offering, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value, 3,400,000 of which are designated Class B Common Stock, and 5,000,000 shares of Preferred Stock, $.01 par value.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of March 31, 1996, there were 15,506,887 shares of Common Stock outstanding held of record by approximately 250 stockholders. There will be 18,006,887 shares of Common Stock outstanding, including 3,247,142 shares of Class B Common Stock, after giving effect to the sale of Common Stock offered hereby.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

CLASS B COMMON STOCK

     All 3,247,142 shares of Class B Common Stock will be issued upon conversion of Preferred Stock at or prior to the closing of this offering, and will be held by Warburg. The Class B Common Stock has the same rights, preferences, privileges and restrictions as the Common Stock, except that the Class B Common Stock is convertible into Common Stock, has very limited voting rights and does not vote for the election of directors. The shares of Class B Common Stock will, upon any transfer of such shares by Warburg, be automatically converted into a like number of shares of Common Stock, subject to adjustment upon certain events with respect to the Common Stock. The shares of Class B Common Stock are also convertible at the option of Warburg into Common Stock, so long as such conversion results in Warburg holding equal to or less than 49% of the Company's outstanding voting securities.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine or alter the designation, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding, and the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

     After this offering, the holders of 14,504,452 shares of Common Stock and the holder of a warrant to purchase 21,739 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Certain of such stockholders benefitting from these rights may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its diligent reasonable efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     The Company's Certificate of Incorporation and Bylaws, as applicable, among other things, (i) permit vacancies on the Board of Directors that may occur between annual meetings and any newly created seats to be filled only by the Board of Directors and not by the stockholders, subject to any rights of holders of the Preferred Stock that may be granted by the Board of Directors in the future, (ii) limit the rights of stockholders to call special meetings of stockholders and (iii) provide that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, may adversely affect the market price of, and the voting and other rights of, the holders of the Common Stock and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests.

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approves either the business combination of the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding certain shares held by employee directors and employee stock plans, or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston Equiserve Limited Partnership.

LISTING

     The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol OPVN.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market could adversely affect prevailing market prices.

     Upon completion of this offering, the Company will have outstanding 18,006,887 shares of Common Stock, 15,271,887 of which are "restricted shares" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act, and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this offering without the prior written consent of Alex. Brown & Sons Incorporated. However, Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of March 31, 1996, the 2,735,000 shares offered hereby will be eligible for sale on the date of this Prospectus, 11,525,636 shares will be eligible for sale 180 days after the date of this Prospectus and 3,746,251 shares will be eligible for sale pursuant to Rule 144 upon the expiration of their respective two-year holding periods. In addition, the Company intends to register on a registration statement on Form S-8/S-3, 3,597,474 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's 1992 Stock Plan, the 1996 Director Option Plan and 1996 Employee Stock Purchase Plan and 648,869 shares previously issued pursuant to the 1992 Stock Plan, which shares will be eligible for sale upon expiration of the lock-up agreements referred to above, subject to vesting and exercisability restrictions. Furthermore, upon expiration of the lock-up agreements referred to above, the holders of 14,504,452 shares of Common Stock and the holder of a warrant to purchase 21,739 shares of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell any "restricted shares" beneficially owned by him or her, provided that at least two years have elapsed since such shares were acquired from the Company or an affiliate of the Company and subject to certain volume limitations and requirements as to the manner of sale, notice and the availability of current public information regarding the Company. However, a person who has not been an "affiliate" of the Company at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least three years have elapsed since such shares were acquired from the Company or an affiliate of the Company. Pursuant to Rule 701, shares purchased by an employee, officer or director of the Company pursuant to a written compensatory plan or contract may be resold under Rule 144 without complying with the holding period requirement, provided that the Company has been subject to the reporting requirements of the Exchange Act for at least 90 days.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Lehman Brothers and SoundView Financial Group, Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                                   NUMBER OF
                                   UNDERWRITER                                      SHARES
- ---------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated..................................................
Lehman Brothers..................................................................
SoundView Financial Group, Inc. .................................................

                                                                                   ---------
Total............................................................................  2,735,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 410,250 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,735,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,735,000 shares are being offered.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company and all stockholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the effective date of this offering without the prior written consent of Alex. Brown & Sons Incorporated, except that the

Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options and warrants. In addition, the Company may issue shares of Common Stock in connection with corporate acquisitions. In addition to signing the above lock-up agreement, an individual and an entity, both associated with Alex. Brown & Sons Incorporated, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days following the effective date of this offering.


     The Representatives of the Underwriters have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations, the price-earnings ratios, the price-sales ratios, the market prices generally of securities and stages of development of other companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company and its industry in general and the present state of the Company's development.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and certain of the Selling Stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. A member of Wilson Sonsini Goodrich & Rosati beneficially owns 5,000 shares of Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

                                    EXPERTS

     The Consolidated Financial Statements and schedule of the Company at June 30, 1994 and 1995 and December 31, 1995 and for each of the three years in the period ended June 30, 1995 and for the six-month period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1 under the Securities Act, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and exhibits and schedules filed as a part thereof. A copy of the Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees.

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                         OPENVISION TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit).............................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
OpenVision Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of OpenVision Technologies, Inc. as of June 30, 1994 and 1995, and December 31, 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1995, and for the six months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OpenVision Technologies, Inc. at June 30, 1994 and 1995, and December 31, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, and for the six months ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

San Jose, California
February 23, 1996

                         OPENVISION TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        PRO FORMA
                                                                                                      STOCKHOLDERS'
                                                                                                     EQUITY (DEFICIT)
                                                  JUNE 30,   JUNE 30,   DECEMBER 31,    MARCH 31,       MARCH 31,
                                                    1994       1995         1995          1996             1996
                                                  --------   --------   ------------   -----------   ----------------
                                                                                       (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.....................  $  4,724   $  4,083     $  1,182      $   1,697
  Short-term investments........................     4,051         --           --
  Accounts receivable, less allowance
    for doubtful accounts of $565 at June 30,
    1994, $685 at June 30, 1995, $682 at
    December 31, 1995, and $488 at March 31,
    1996........................................     5,321      4,936        7,959          8,206
  Other current assets..........................       524        465          455            674
                                                  --------   --------     --------       --------
Total current assets............................    14,620      9,484        9,596         10,577
Property and equipment, net.....................     5,518      3,424        2,723          2,589
Notes receivable from officers..................       480        350          418            418
Other assets....................................     1,271        387          355            363
                                                  --------   --------     --------       --------
Total assets....................................  $ 21,889   $ 13,645     $ 13,092      $  13,947
                                                  ========   ========     ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Borrowings under bank line of credit..........  $     --   $     --     $  2,061          2,504
  Accounts payable..............................     2,122      1,219          871          1,416
  Accrued compensation and related expenses.....     1,345      1,042          917            949
  Accrued interest..............................       539        780        1,088          1,204
  Other accrued liabilities.....................     2,887      2,389        2,182          1,759
  Deferred revenue..............................     5,635      5,575        5,684          6,172
  Current portion of notes payable..............     2,436      1,205        1,154            702
                                                  --------   --------     --------       --------
Total current liabilities.......................    14,964     12,210       13,957         14,706
Notes payable, less current portion.............     8,505      6,232        5,611          5,463
Commitments and contingencies
Stockholders' equity (deficit):
  Convertible preferred stock, $.01 par value:
    Authorized shares -- 40,000
    Issued and outstanding shares -- 8,305 at
      June 30, 1994, and 12,054 at June 30,
      1995, December 31, 1995, and March 31,
      1996 (liquidation preference of $73,730 at
      March 31, 1996) (Pro forma -- no shares
      outstanding)..............................        83        120          120            120        $     --
  Common stock, $.001 par value:
    Authorized shares -- 75,000
    Issued and outstanding shares -- 2,250 at
      June 30, 1994, 3,056 at June 30, 1995,
      3,367 at December 31, 1995, and 3,452 at
      March 31, 1996 (Pro forma -- 15,506 shares
      issued and outstanding)...................         2          3            3              3              15
  Additional paid-in capital....................    57,539     72,755       72,982         73,002          73,110
  Accumulated deficit...........................   (59,151)   (77,263)     (79,044)       (78,809)        (78,809)
  Notes receivable from stockholders............      (119)      (284)        (303)          (302)           (302)
  Deferred compensation.........................        --         --         (129)          (121)           (121)
  Foreign currency translation adjustment.......        66       (128)        (105)          (115)           (115)
                                                  --------   --------     --------       --------
Total stockholders' equity (deficit)............    (1,580)    (4,797)      (6,476)        (6,222)       $ (6,222)
                                                  --------   --------     --------       --------
Total liabilities and stockholders' equity
  (deficit).....................................  $ 21,889   $ 13,645     $ 13,092      $  13,947
                                                  ========   ========     ========       ========

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      SIX MONTHS ENDED          NINE MONTHS ENDED
                                       YEARS ENDED JUNE 30,             DECEMBER 31,                MARCH 31,
                                  ------------------------------   ----------------------   -------------------------
                                    1993       1994       1995        1994         1995        1995          1996
                                  --------   --------   --------   -----------   --------   -----------   -----------
                                                                   (UNAUDITED)              (UNAUDITED)   (UNAUDITED)
Net revenue:
  License.......................  $  1,494   $ 11,520   $ 10,828    $   3,705    $  8,838    $   6,690     $  14,426
  Service.......................       280      4,104      7,696        3,571       3,653        5,621         5,899
                                  --------   --------   --------     --------    --------     --------      --------
Total net revenue...............     1,774     15,624     18,524        7,276      12,491       12,311        20,325
                                  --------   --------   --------     --------    --------     --------      --------
Cost of revenue:
  License.......................     2,160     10,598      1,787        1,127         624        1,520           979
  Service.......................       546      4,931      4,563        2,838       1,111        3,746         1,669
                                  --------   --------   --------     --------    --------     --------      --------
Total cost of revenue...........     2,706     15,529      6,350        3,965       1,735        5,266         2,648
                                  --------   --------   --------     --------    --------     --------      --------
Gross profit (loss).............      (932)        95     12,174        3,311      10,756        7,045        17,677
Operating expenses:
  Selling and marketing.........     1,785     14,245     15,538        8,047       7,057       11,591        11,164
  Research and development......     4,483     14,794      7,541        4,100       2,930        5,762         4,420
  General and administrative....     6,727      8,361      6,758        4,080       2,258        5,427         3,144
  Acquired technologies.........     2,594      3,295         --           --          --           --            --
  Restructuring.................        --      1,447         --           --          --           --            --
                                  --------   --------   --------     --------    --------     --------      --------
Total operating expenses........    15,589     42,142     29,837       16,227      12,245       22,780        18,728
                                  --------   --------   --------     --------    --------     --------      --------
Loss from operations............   (16,521)   (42,047)   (17,663)     (12,916)     (1,489)     (15,735)       (1,051)
Interest expense................        --       (963)    (1,352)        (567)       (413)        (873)         (540)
Gain on disposal of product.....        --         --      1,100        1,100          --        1,100            --
Other income (expense), net.....        97        283       (197)          (7)        121           49            45
                                  --------   --------   --------     --------    --------     --------      --------
Net loss........................  $(16,424)  $(42,727)  $(18,112)   $ (12,390)   $ (1,781)   $ (15,459)    $  (1,546)
                                  ========   ========   ========     ========    ========     ========      ========
Pro forma net loss per share....                        $  (1.15)                $  (0.11)                 $   (0.10)
                                                        ========                 ========                   ========
Pro forma shares used in per
  share calculations............                          15,751                   15,773                     15,775
                                                        ========                 ========                   ========

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                        CONVERTIBLE                                                      NOTES
                                      PREFERRED STOCK     COMMON STOCK     ADDITIONAL                  RECEIVABLE
                                      ---------------   ----------------    PAID-IN     ACCUMULATED       FROM         DEFERRED
                                      SHARES   AMOUNT   SHARES    AMOUNT    CAPITAL       DEFICIT     STOCKHOLDERS   COMPENSATION
                                      ------   ------   -------   ------   ----------   -----------   ------------   ------------
Balance at June 30, 1992.............     --    $ --         --    $ --     $     --     $      --       $   --         $   --
 Issuance of preferred stock.........  4,834      48         --      --       24,390            --           --             --
 Issuance of common stock............     --      --      6,450       6          639            --          (81)            --
 Net loss............................     --      --         --      --           --       (16,424)          --             --
                                      ------    ----    -------    ----      -------         -----     --------          -----
Balance at June 30, 1993.............  4,834      48      6,450       6       25,029       (16,424)         (81)            --
 Issuance of preferred stock.........  3,036      31         --      --       27,355            --           --             --
 Issuance of common stock............     --      --      1,534       2          151            --          (38)            --
 Repurchase of common stock..........     --      --     (5,750)     (6)           6            --           --             --
 Conversion of notes payable to
   preferred stock...................    435       4         --      --        4,996            --           --             --
 Exercise of stock options...........     --      --         16      --            2            --           --             --
 Foreign currency translation
   adjustment........................     --      --         --      --           --            --           --             --
 Net loss............................     --      --         --      --           --       (42,727)          --             --
                                      ------    ----    -------    ----      -------         -----     --------          -----
Balance at June 30, 1994.............  8,305      83      2,250       2       57,539       (59,151)        (119)            --
 Issuance of preferred stock.........  1,625      16         --      --        6,466            --           --             --
 Issuance of common stock............     --      --        420      --          210            --         (210)            --
 Repurchase of common stock..........     --      --        (27)     --           (3)           --            3             --
 Conversion of notes payable to
   preferred stock...................  2,124      21         --      --        8,479            --           --             --
 Exercise of stock options...........     --      --        413       1           64            --           --             --
 Payments received from stockholders
   on notes receivable...............     --      --         --      --           --            --           42             --
 Foreign currency translation
   adjustment........................     --      --         --      --           --            --           --             --
 Net loss............................     --      --         --      --           --       (18,112)          --             --
                                      ------    ----    -------    ----      -------         -----     --------          -----
Balance at June 30, 1995............. 12,054     120      3,056       3       72,755       (77,263)        (284)            --
 Issuance of common stock............     --      --        138      --           69            --          (37)            --
 Exercise of stock options...........     --      --        173      --           29            --           --             --
 Payments received from stockholders
   on notes receivable...............     --      --         --      --           --            --           18             --
 Deferred compensation resulting from
   stock option grants...............     --      --         --      --          129            --           --           (129)
 Foreign currency translation
   adjustment........................     --      --         --      --           --            --           --             --
 Net loss............................     --      --         --      --           --        (1,781)          --             --
                                      ------    ----    -------    ----      -------         -----     --------          -----
Balance at December 31, 1995......... 12,054     120      3,367       3       72,982       (79,044)        (303)          (129)
 Exercise of stock options
   (unaudited).......................     --      --         85      --           20            --           --             --
 Payments received from stockholders
   on notes receivable (unaudited)...     --      --         --      --           --            --            1             --
 Amortization of deferred
   compensation (unaudited)..........     --      --         --      --           --            --           --              8
 Foreign currency translation
   adjustment (unaudited)............     --      --         --      --           --            --           --             --
 Net income (unaudited)..............     --      --         --      --           --           235           --             --
                                      ------    ----    -------    ----      -------         -----     --------          -----
Balance at March 31, 1996
 (unaudited)......................... 12,054    $120      3,452    $  3     $ 73,002     $ (78,809)      $ (302)        $ (121)
                                      ======    ====    =======    ====      =======         =====     ========          =====

                                        FOREIGN        TOTAL
                                        CURRENCY    STOCKHOLDERS'
                                       TRANSLATION     EQUITY
                                       ADJUSTMENTS   (DEFICIT)
                                       ----------   ------------
                                      <
Balance at June 30, 1992.............    $   --       $     --
 Issuance of preferred stock.........        --         24,438
 Issuance of common stock............        --            564
 Net loss............................        --        (16,424)
                                          -----       --------
Balance at June 30, 1993.............        --          8,578
 Issuance of preferred stock.........        --         27,386
 Issuance of common stock............        --            115
 Repurchase of common stock..........        --             --
 Conversion of notes payable to
   preferred stock...................        --          5,000
 Exercise of stock options...........        --              2
 Foreign currency translation
   adjustment........................        66             66
 Net loss............................        --        (42,727)
                                          -----       --------
Balance at June 30, 1994.............        66         (1,580)
 Issuance of preferred stock.........        --          6,482
 Issuance of common stock............        --             --
 Repurchase of common stock..........        --             --
 Conversion of notes payable to
   preferred stock...................        --          8,500
 Exercise of stock options...........        --             65
 Payments received from stockholders
   on notes receivable...............        --             42
 Foreign currency translation
   adjustment........................      (194)          (194)
 Net loss............................        --        (18,112)
                                          -----       --------
Balance at June 30, 1995.............      (128)        (4,797)
 Issuance of common stock............        --             32
 Exercise of stock options...........        --             29
 Payments received from stockholders
   on notes receivable...............        --             18
 Deferred compensation resulting from
   stock option grants...............        --             --
 Foreign currency translation
   adjustment........................        23             23
 Net loss............................        --         (1,781)
                                          -----       --------
Balance at December 31, 1995.........      (105)        (6,476)
 Exercise of stock options
   (unaudited).......................        --             20
 Payments received from stockholders
   on notes receivable (unaudited)...        --              1
 Amortization of deferred
   compensation (unaudited)..........        --              8
 Foreign currency translation
   adjustment (unaudited)............       (10)           (10)
 Net income (unaudited)..............        --            235
                                          -----       --------
Balance at March 31, 1996
 (unaudited).........................    $ (115)      $ (6,222)
                                          =====       ========

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           SIX MONTHS ENDED             NINE MONTHS
                                            YEARS ENDED JUNE 30,             DECEMBER 31,                  ENDED
                                       ------------------------------   ----------------------           MARCH 31,
                                         1993       1994       1995                     1995     -------------------------
                                       --------   --------   --------      1994       --------      1995          1996
                                                                        -----------              -----------   -----------
                                                                        (UNAUDITED)              (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net loss.............................  $(16,424)  $(42,727)  $(18,112)   $ (12,390)   $ (1,781)   $ (15,459)    $  (1,546)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization......     3,759     13,279      2,416        1,254         883        1,835         1,374
  Write-off of acquired
    technologies.....................     2,594      3,295         --           --          --           --            --
  Loss on disposal of equipment and
    improvements.....................        --        122        377           --          --           --            --
  Changes in operating assets and
    liabilities:
    Accounts receivable..............    (1,508)    (3,240)       385        1,033      (3,123)         (79)       (3,270)
    Other assets.....................      (204)      (347)       941          920          42          867          (185)
    Deferred revenue.................       474      4,453        (60)         558         109          573           597
    Accounts payable.................     1,108        115       (903)        (767)       (348)        (845)          197
    Accrued compensation and
      related expenses...............       565        188       (302)        (153)       (125)         (10)          (93)
    Other accrued liabilities........       990      2,360       (256)         414         201         (817)         (206)
                                       --------   --------   --------     --------    --------     --------      --------
Net cash used in operating
  activities.........................    (8,646)   (22,502)   (15,514)      (9,131)     (4,142)     (13,935)       (3,132)
INVESTING ACTIVITIES
Additions to equipment and
  improvements.......................    (2,686)    (4,791)      (699)        (368)       (182)        (595)         (531)
Notes receivable from officers.......      (175)      (305)       130          130         (68)         130           (68)
Purchase of businesses and software
  products...........................   (10,455)      (791)        --           --          --           --            --
Sale (purchase) of short-term
  investments, net...................        --     (4,051)     4,051        4,051          --        4,051            --
                                       --------   --------   --------     --------    --------     --------      --------
Net cash provided by (used in)
  investing activities...............   (13,316)    (9,938)     3,482        3,813        (250)       3,586          (599)
FINANCING ACTIVITIES
Net proceeds from borrowings under
  bank line of credit................        --         --         --          765       2,061        1,009         2,504
Proceeds from issuance of preferred
  stock..............................    24,438     27,386      6,482           --          --           --            --
Proceeds from issuance of common
  stock..............................       564        117         65           20          61           43            81
Payments of notes payable............      (750)    (4,695)    (3,504)        (563)       (672)      (1,150)       (1,272)
Proceeds from notes payable..........        --     12,000      8,500        1,500          --        6,500            --
Payments on notes receivable from
  stockholders.......................        --         --         42           38          18           23            19
                                       --------   --------   --------     --------    --------     --------      --------
Net cash provided by financing
  activities.........................    24,252     34,808     11,585        1,760       1,468        6,425         1,332
Effect of exchange rate changes......        --         66       (194)        (174)         23         (146)           13
                                       --------   --------   --------     --------    --------     --------      --------
Net increase (decrease) in cash and
  cash equivalents...................     2,290      2,434       (641)      (3,732)     (2,901)      (4,070)       (2,386)
Cash and cash equivalents at
  beginning of period................        --      2,290      4,724        4,724       4,083        4,724         4,083
                                       --------   --------   --------     --------    --------     --------      --------
Cash and cash equivalents at end of
  period.............................  $  2,290   $  4,724   $  4,083    $     992    $  1,182    $     654     $   1,697
                                       ========   ========   ========     ========    ========     ========      ========
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest...............  $     --   $    262   $  1,111    $     203    $    105    $     800     $     116
Conversion of notes payable to
  preferred stock....................  $     --   $  5,000   $  8,500    $      --    $     --    $      --     $      --
Acquisitions of businesses and
  products through the issuance of
  notes payable......................  $  7,640   $  1,284   $     --    $      --    $     --    $      --     $      --

                            See accompanying notes.

                         OPENVISION TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     OpenVision Technologies, Inc. ("OpenVision" or the "Company") develops, markets and supports systems management software for client/server computing environments. OpenVision's AXXiON products address three essential areas of systems management -- storage, operations and security. The Company sells its products and services through a combination of direct sales and indirect channels (resellers, VARs, hardware distributors, application software vendors and systems integrators).

     The Company markets its products internationally and has sales offices in the United States, Canada, Germany, France, and the United Kingdom.

  Basis of Presentation

     The Company has sustained significant operating losses and at December 31, 1995 had a working capital deficiency of $4,361,000 and a deficit in stockholders' equity of $6,476,000. The Company plans to raise additional funds through public or private equity financing or from other sources.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     The Company translates the accounts of its foreign subsidiaries using the local currency as the functional currency. Consequently, assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated at the weighted average monthly exchange rates. Gains or losses from this translation process are credited or charged to the "foreign currency translation adjustment" account included in stockholders equity (deficit). Foreign currency transaction gains and losses have not been significant.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Information

     The consolidated financial statements for the nine months ended March 31, 1996 and 1995, and the six months ended December 31, 1994 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position and results of operations. Operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any future periods.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

  Cash Equivalents and Short-Term Investments

     Cash equivalents consist of short-term, highly liquid financial instruments with maturities of three months or less from the date of purchase. Short-term investments at June 30, 1994 consisted of U.S. Treasury bills and commercial paper and were recorded at cost, which approximated fair value.

     Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Under FAS 115, investments in marketable equity securities and debt securities are reported at fair value. Prior to the adoption of FAS 115, the Company recorded investments in debt securities at historical cost and recognized gains or losses only upon the sale of the debt securities. There was no significant cumulative effect as of July 1, 1994 of adopting FAS
115. There were no gains or losses from sales of short-term investments during the year ended June 30, 1995 and the six months ended December 31, 1995. The Company had no such investments at June 30, 1995, December 31, 1995, and March 31, 1996.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Useful lives of three to five years are used for computers and related equipment, and furniture and fixtures. Leasehold improvements are amortized over the shorter of their useful lives or the term of the related lease.

  Software Development Costs

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. The period between the achievement of technological feasibility and the general release of the Company's products has been of short duration. As of December 31, 1995, such capitalizable software development costs were insignificant and all software development costs have been charged to research and development expenses in the accompanying consolidated statements of operations.

  Revenue Recognition

     License revenue is generally recognized upon shipment of the software, if no significant future obligations remain and collection of the resulting receivable is probable. For those agreements with significant future obligations, revenue is recognized when the obligations are satisfied. The cost of insignificant future obligations, if any, is accrued at the time revenue is recognized. Allowances for estimated future returns and warranty costs are provided for at the time of shipment. Maintenance and technical support revenue, which are included in service revenue, are deferred and recognized ratably over the term of the agreement, typically twelve months. Revenue from consulting services and training is recognized as the services are provided. The Company's revenue recognition policy is in conformity with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1 "Software Revenue Recognition."

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

  Credit Risk

     The Company sells its products to various companies across several industries and geographic locations. The Company maintains an allowance for doubtful accounts to provide for management's estimates of potential credit losses. Actual credit losses may differ from management's estimates. Such losses to date have been within management's expectations. The Company generally does not require collateral.

  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company will be required to adopt SFAS 123 in fiscal 1997. It is the Company's intention to continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and to adopt the "disclosure only" alternative described in SFAS 123.

  Income Taxes

     The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  Net Loss Per Share and Pro Forma Net Loss Per Share

     Except at noted below, net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from convertible preferred stock (using the as-if-converted method) and from stock options and warrants (using the treasury stock method) have been excluded from the computation because their inclusion would be antidilutive, except that pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method). Per share information calculated on this basis is as follows:

                                                             SIX MONTHS        NINE MONTHS
                                                                ENDED             ENDED
                                 YEARS ENDED JUNE 30,       DECEMBER 31,        MARCH 31,
                               -------------------------   ---------------   ---------------
                                1993      1994     1995     1994     1995     1995     1996
                               -------   ------   ------   ------   ------   ------   ------
    Net loss per share.......  $ (1.43)  $(4.56)  $(2.43)  $(1.68)  $(0.24)  $(2.09)  $(0.21)
    Shares used in computing
      net loss per share
      (in thousands).........   11,458    9,366    7,446    7,355    7,468    7,393    7,470

     The pro forma calculation of net loss per share presented in the consolidated statements of operations is computed as described above and also gives effect to the assumed conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of the Company's initial public offering using the as-if-converted method.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

  Unaudited Pro Forma Stockholders' Equity (Deficit)

     The Company's unaudited pro forma stockholders' equity (deficit) as of March 31, 1996 gives effect to the conversion of all convertible preferred stock outstanding to an aggregate of approximately 12,054,000 shares of common stock, including approximately 3,330,000 shares of Class B Common Stock, effective upon the closing of the Company's initial public offering.

2. NOTES RECEIVABLE FROM OFFICERS AND STOCKHOLDERS

     The Company has an outstanding loan to an officer, who is also a stockholder of the Company, in the amount of $418,000 at December 31, 1995. The note bears interest at 6.28%, matures in 1999 and is collateralized by shares of the Company's common stock owned by the officer. Notes receivable for the purchase of common stock are included in stockholders' equity (deficit).

3. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consist of the following (in thousands):

                                                           JUNE 30,
                                                      -------------------     DECEMBER 31,
                                                       1994        1995           1995
                                                      -------     -------     ------------
    Computer equipment and software.................  $ 6,812     $ 5,149       $  5,338
    Furniture and equipment.........................      948       1,137          1,141
    Leasehold improvements..........................      185         226            215
                                                      -------     -------        -------
                                                        7,945       6,512          6,694
    Less accumulated depreciation and
      amortization..................................   (2,427)     (3,088)        (3,971)
                                                      -------     -------        -------
    Net property and equipment......................  $ 5,518     $ 3,424       $  2,723
                                                      =======     =======        =======

4. LINE OF CREDIT

     The Company currently has a line of credit agreement with a bank providing for borrowings up to $5,000,000, based on a percentage of eligible accounts receivable, at LIBOR plus 5.125% (10.8% at December 31, 1995). The line of credit agreement prohibits the payment of cash dividends without the bank's consent. Borrowings are collateralized by accounts receivable, equipment and other assets. The line of credit agreement expires October 12, 1996. At December 31, 1995, the Company had $2,061,000 in borrowings under this line of credit.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

5. NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                            JUNE 30,
                                                       ------------------     DECEMBER 31,
                                                        1994        1995          1995
                                                       -------     ------     ------------
    Note payable to majority stockholder, subordinate
      to borrowings under the bank line of credit,
      interest at prime rate plus 1% (9.5% at
      December 31, 1995), due July 31, 1997..........  $ 5,000     $5,000        $5,000
    Acquisition agreement, interest at prime rate
      plus 2% (10.5% at December 31, 1995)...........    3,500      1,200           600
    Acquisition agreements, noninterest bearing, net
      of 8% imputed interest.........................    2,405      1,231         1,165
    Equipment purchases and other....................       36          6            --
                                                       -------     -------      -------
                                                        10,941      7,437         6,765
    Less current portion.............................    2,436      1,205         1,154
                                                       -------     -------      -------
    Notes payable, less current portion..............  $ 8,505     $6,232        $5,611
                                                       =======     =======      =======

     Maturities of notes payable are as follows at December 31, 1995 (in thousands):

                            FISCAL YEAR ENDING JUNE 30:
             1996...........................................................  $  600
             1997...........................................................     853
             1998...........................................................   5,312
                                                                              ------
                                                                              $6,765
                                                                              ======

6. STOCKHOLDERS' EQUITY

  Convertible Preferred Stock

     Convertible preferred stock at June 30, 1994 and 1995, December 31, 1995, and March 31, 1996 is as follows (in thousands, except per share data):

                                                             SHARES ISSUED AND OUTSTANDING
                                                      -------------------------------------------
                                                          JUNE 30,
                           LIQUIDATION     SHARES     ----------------   DECEMBER 31,   MARCH 31,
           SERIES          PREFERENCE    AUTHORIZED    1994      1995        1995         1996
    ---------------------  -----------   ----------   -------   ------   ------------   ---------
    A....................    $  5.16       11,600       5,800      250         250           250
    A-1..................    $  5.16       11,100          --    5,550       5,550         5,550
    B....................    $ 11.50        5,052       2,505    2,505       2,505         2,505
    C....................    $  4.00        7,500          --    2,795       2,795         2,795
    C-1..................    $  4.00        3,700          --      954         954           954
    Undesignated.........                   1,048          --       --          --            --
                                           ------     -------   ------      ------
    Total preferred
      stock..............                  40,000       8,305   12,054      12,054        12,054
                                           ======     =======   ======      ======

     The Company is authorized to issue additional preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors provided

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

however, that any such preferred stock must be subordinate to or on a parity with the Series B, C, and C-1 preferred stock.

     During fiscal 1995, 5,550,000 shares of Series A preferred stock were exchanged for 5,550,000 shares of Series A-1 preferred stock.

     The holders of preferred stock are entitled to receive dividends in preference to common stock at the rate of 5% per annum, when and if declared by the Company's Board of Directors. Dividends on the preferred stock are not cumulative. No dividends have been declared through December 31, 1995. The Series C and C-1 preferred stock have a liquidation preference of $4.00 per share on a pari passu basis to the $11.50 per share liquidation preference of the Series B preferred stock and senior to the $5.16 per share liquidation preference of the Series A and A-1 preferred stock. After the full liquidation preferences of the Series C, C-1, B, A, and A-1 preferred stock have been paid, all remaining assets will be distributed ratably among the holders of the preferred stock and common stock until the holders of the preferred stock have received two times their respective liquidation preferences. For purposes hereof, a merger, dissolution, or sale of substantially all of the assets of the corporation or similar event will be deemed to be a liquidation.

     The preferred stock is convertible by the holder at any time into common stock at the initial rate of one-for-one and is automatically convertible into common stock in the event of (i) an initial public offering of the Company's common stock with gross proceeds of at least $10,000,000 and a price per share of at least $14.94, (ii) the election of holders of at least two-thirds of the outstanding preferred stock series, or (iii) there being less than 20% of the originally issued preferred stock series outstanding. The conversion price is subject to adjustments for stock splits and stock dividends.

     Except as otherwise required by law, each holder of preferred stock is entitled to one vote for each share of common stock into which the shares of preferred stock held by such holder are then convertible. However, Series A-1 and C-1 preferred stock are nonvoting.

  Common Stock

     The holders of common stock are entitled to receive such dividends, when and if declared by the Board of Directors, provided that no dividend or distribution may be declared or paid on any shares of common stock unless, at the same time, all dividend preferences of the preferred stock have been declared or paid. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

     A total of 14,800,000 shares of common stock (of which no shares are outstanding at December 31, 1995) has been designated as Class B common stock. The Class B common stock has the same rights, preferences, privileges and restrictions as the common stock except that the Class B common stock has limited voting rights and does not vote for the election of directors. The shares of Class B common stock will, upon the transfer of such shares by the holder, be automatically converted into a like number of shares of common stock, subject to adjustment. The shares of Class B common stock are convertible at the option of the holder into common stock so long as the conversion results in the holder having equal to or less than 49% of the Company's voting securities.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

  Reverse Stock Split

     On February 22, 1996, the Board of Directors approved a one-for-two reverse stock split of issued and outstanding common stock and preferred stock. All shares in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

  Warrants

     In fiscal 1994, the Company issued a warrant to purchase 21,739 shares of Series B preferred stock at an initial exercise price of $11.50 per share. The warrant expires August 14, 1996. Also in fiscal 1994, the Company issued a warrant to purchase 12,500 shares of its common stock at an exercise price of $.50 per share. The warrant will become exercisable in the event that a certain defined change in control occurs prior to June 30, 1997.

  Stock Plan

     The 1992 Stock Plan (the "Plan"), as amended, provides for the issuance of incentive stock options, nonstatutory stock options and restricted stock purchase rights to employees, vendors, consultants and former stockholders of acquired entities. Incentive stock options must be granted at 100% of the fair value on the date of grant. Options granted under the Plan generally become exercisable for common stock over a four-year period with 25% vesting one year from the date of grant and 1/48 each month thereafter.

     Shares purchased by employees under restricted stock purchase agreements are subject to repurchase by the Company upon employee termination at the price originally paid by the employee. Repurchase rights lapse at the rate of 25% one year from the original date of issuance and 1/48 each month thereafter. At December 31, 1995, there were 651,094 outstanding common shares subject to such repurchase provisions at prices ranging from $.10 to $.50 per share.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

     A summary of stock option activity under the Plan is as follows:

                                                             OUTSTANDING         PRICE
                                                               OPTIONS         PER SHARE
                                                             -----------     -------------
    Balance at June 30, 1993...............................   1,122,500          $.10
      Options granted......................................     749,541       $.10 - $.50
      Options canceled.....................................    (125,774)      $.10 - $.50
      Options exercised....................................     (15,963)      $.10 - $.50
                                                              ---------
    Balance at June 30, 1994...............................   1,730,304       $.10 - $.50
      Options granted......................................     956,875          $.50
      Options canceled.....................................    (982,644)      $.10 - $.50
      Options exercised....................................    (412,208)      $.10 - $.50
                                                              ---------
    Balance at June 30, 1995...............................   1,292,327       $.10 - $.50
      Options granted......................................     240,325          $.50
      Options canceled.....................................    (225,675)      $.10 - $.50
      Options exercised....................................    (173,684)      $.10 - $.50
                                                              ---------
    Balance at December 31, 1995...........................   1,133,293       $.10 - $.50
      Options granted......................................      72,600      $2.80 - $7.20
      Options canceled.....................................     (25,991)      $.10 - $.50
      Options exercised....................................     (85,983)      $.10 - $.50
                                                              ---------
    Balance at March 31, 1996..............................   1,093,919      $.10 - $7.20
                                                              =========
    Options exercisable at March 31, 1996..................     355,690
                                                              ---------

     At March 31, 1996, 1,953,555 shares of common stock were available for future grants under the Plan.

     The Company has recognized deferred compensation of $129,000 for the difference between the exercise price and deemed fair value of certain stock options granted during the six months ended December 31, 1995. This amount is being amortized by charges to operations over the four-year vesting periods of the individual options.

  Employee Stock Purchase Plan

     On February 22, 1996, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP") under which eligible employees may purchase common stock at a price equal to 85% of the lower of the common stock at the beginning or end of each offering period. Participation in the ESPP is limited to 10% (20% for the first six-month purchase period) of an employee's compensation (not to exceed amounts allowed under Section 423 of the Internal Revenue Code). The Company has reserved an aggregate of 300,000 shares of common stock for issuance under the ESPP. The ESPP will be implemented generally with four six-month purchase periods in each 24-month offering period, although the first purchase period and offering period will begin on the effective date of the initial public offering and will end on October 31, 1996 and April 30, 1998, respectively. The ESPP will expire in 2006.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

  1996 Director Option Plan

     On February 22, 1996, the Board of Directors approved the 1996 Director Option Plan. The Company has reserved 250,000 shares of common stock for issuance under the Plan.

7. RESTRUCTURING EXPENSES

     In June 1994, the Company adopted a restructuring plan that involved a reduction of overlapping positions within acquired businesses, consolidation of development centers, and reorganization of the sales force. The plan resulted in terminating employees and vacating noncancelable operating leases. The Company recorded restructuring costs of $1,447,000 in the fourth quarter of fiscal 1994, which included $772,000 for employee severance costs and $675,000 for rent obligations on vacated buildings and other obligations. These amounts were paid during fiscal 1995.

8. INCOME TAXES

     As a result of operating losses, no provisions for income taxes have been recorded.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                          JUNE 30,
                                                    ---------------------     DECEMBER 31,
                                                      1994         1995           1995
                                                    --------     --------     ------------
    Net operating loss carryforwards..............  $ 13,200     $ 20,500       $ 21,500
    Temporary Differences:
      Intangible Assets...........................     6,600        5,400          4,700
      Other.......................................     2,200        2,500          2,300
                                                    --------     --------       --------
    Total deferred tax assets.....................    22,000       28,400         28,500
    Valuation allowance for deferred tax assets...   (22,000)     (28,400)       (28,500)
                                                    --------     --------       --------
    Net deferred tax assets.......................  $  --        $  --          $ --
                                                    ========     ========       ========

     The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception, the Company's limited profitability in recent periods, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, and the uncertainty regarding market acceptance of new versions of the Company's AXXiON products. The Company believes that, based on the currently available evidence, it is more likely than not that the Company will not generate taxable income and accordingly will not realize the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

     As of December 31, 1995, the Company had federal, state, and foreign net operating loss carryforwards of approximately $59,000,000, $12,000,000, and $2,000,000, respectively. The carryforwards will expire from 1998 through 2011. Utilization of the net operating losses may be

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

subject to annual limitations due to several factors, including the amount of taxable income generated in future years and ownership change limitations. The annual limitations may result in the expiration of net operating losses and credits before utilization.

9. GEOGRAPHICAL INFORMATION AND SIGNIFICANT CUSTOMERS

     The following table presents a summary of operating information and certain year-end balance sheet information by geographical regions (in thousands):

                                                              YEAR ENDED            SIX MONTHS
                                                               JUNE 30,               ENDED
                                                       -------------------------   DECEMBER 31,
                                                          1994          1995           1995
                                                       -----------   -----------   ------------
    Net revenues to unaffiliated customers:
      United States and Canada.......................   $  14,150     $  13,228      $  8,966
      United Kingdom.................................       1,203         3,452         1,850
      Other European Countries.......................         271         1,844         1,675
                                                          -------       -------       -------
              Total..................................   $  15,624     $  18,524      $ 12,491
                                                          =======       =======       =======
    Transfers between geographic areas
      (eliminated in consolidation):                    $     325     $     220      $      7
                                                          =======       =======       =======
    Operating income (loss):
      United States and Canada.......................   $ (40,336)    $ (15,054)     $ (1,261)
      United Kingdom.................................        (286)          160            72
      Other European Countries.......................        (312)       (1,467)          273
      Corporate......................................      (1,113)       (1,302)         (573)
                                                          -------       -------       -------
              Total..................................   $ (42,047)    $ (17,663)     $ (1,489)
                                                          =======       =======       =======
    Identifiable assets:
      United States and Canada.......................   $  21,134     $  10,557      $  9,959
      United Kingdom.................................         469         2,103         1,502
      Other European Countries.......................         286           985         1,631
                                                          -------       -------       -------
              Total..................................   $  21,889     $  13,645      $ 13,092
                                                          =======       =======       =======

     U.S. revenue from export sales, principally to customers in Canada, were $327,000, $559,000 and $523,000 during fiscal 1994, fiscal 1995 and the six months ended December 31, 1995, respectively. There were no foreign operations in fiscal 1993.

     One customer accounted for 11% of net revenue in the six months ended December 31, 1995.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities and certain equipment under noncancelable operating leases that expire in various years through March 1999. Other assets at December 31, 1995 include $207,000 in interest bearing security deposits for certain facility and equipment leases.

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

     Future minimum payments under noncancelable operating leases with initial terms of one year or more consists of the following at December 31, 1995 (in thousands):

        Fiscal year ending June 30:
        1996................................................................  $  612
        1997................................................................     783
        1998................................................................     412
        1999................................................................     178
        2000................................................................      63
                                                                              --------
        Total minimum lease payments........................................  $2,048
                                                                              ========

     Rental expenses were $382,000, $1,881,000 and $1,947,000 for fiscal 1993,
1994 and 1995 and $1,132,000 and $812,000 for the six months ended December 31, 1994 and 1995, respectively.

     In connection with the acquisition by OpenVision of ten companies, divisions of companies or products between October 1992 and July 1993, the Company entered into agreements with certain sellers providing for the payment of software royalties. From time to time disputes have arisen with certain of these sellers regarding the calculation of the royalties and the obligations of the Company under these agreements. One of these disputes was resolved in the Company's favor in arbitration and two such disputes are currently unresolved, though no formal claims have been filed. The Company believes that the allegations of these sellers have no merit and plans to vigorously defend any formal claims filed by these persons. While the outcome of any formal claims cannot be determined with certainty, the Company does not believe that the resolution of these claims will have a material adverse effect on the Company's business, operating results or financial condition.

11. BUSINESS COMBINATIONS

     During fiscal 1993 and 1994, the Company acquired several software businesses and products in transactions which were accounted for as purchases. As consideration for these acquisitions the Company paid cash amounting to $10,455,000 and $791,000 and executed notes payable agreements totaling $7,640,000 and $1,284,000 during fiscal 1993 and 1994, respectively. The Company recorded intangible assets, including purchased software, of $16,576,000 and $2,421,000 in fiscal 1993 and 1994 respectively, which were amortized over periods of one to two years. In-process technology acquired in these business acquisitions, which amounted to $2,594,000 in fiscal 1993 and $501,000 in fiscal 1994, was charged to acquired technologies in the accompanying statements of operations. Technological feasibility had not been achieved for such in-process technologies, which did not have alternative future uses, as of the respective dates of acquisition. In fiscal 1994, the Company wrote off $2,794,000 of purchased software costs related to certain products acquired in these transactions which failed to generate adequate revenue. These amounts were also charged to acquired technologies. Amortization of other purchased software costs is included in cost of license revenue. The results of operations of these entities prior to acquisition were not significant in relation to those of the Company. Results of operations of these entities have been included in the consolidated results of operations for the periods subsequent to the respective acquisition dates.

     In connection with these acquisitions, the Company is required to pay royalties based on product revenue in excess of specified minimum levels. The royalty rates are generally 3% to 8% of product revenue for periods of four or five years from the dates of acquisition. Certain agreements require a higher royalty rate for products sold through resellers, and certain of the agreements

                         OPENVISION TECHNOLOGIES, INC.

         (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995
            AND THE SIX MONTHS ENDED DECEMBER 31, 1994 IS UNAUDITED)

provide for a renegotiation of royalties payable in the event that products are bundled or utilized in derivative products. Royalty expense totalled $93,000, $1,223,000 and $588,000 for fiscal 1993, 1994 and 1995, and $354,000 and
$430,000 for the six months ended December 31, 1994 and 1995, respectively. Such amounts have been included in cost of license revenue.

12. PROPOSED PUBLIC OFFERING OF COMMON STOCK

     On February 22, 1996, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock in an initial public offering (the "IPO"). If the IPO is consummated as presently anticipated, approximately 12,054,000 outstanding shares of preferred stock will convert into shares of common stock on a one-for-one basis (including approximately 3,250,000 shares of Class B common stock), based on shares of convertible preferred stock outstanding at December 31, 1995. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is disclosed in the accompanying consolidated balance sheet.

                                   (ARTWORK)

- ---------------------------------------------------------
- ---------------------------------------------------------
     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary.......................   3
Risk Factors.............................   5
Use of Proceeds..........................  14
Dividend Policy..........................  14
Capitalization...........................  15
Dilution.................................  16
Selected Consolidated Financial Data.....  17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................  18
Business.................................  30
Management...............................  46
Certain Transactions.....................  52
Principal and Selling Stockholders.......  53
Description of Capital Stock.............  55
Shares Eligible for Future Sale..........  57
Underwriting.............................  58
Legal Matters............................  59
Experts..................................  59
Additional Information...................  59
Index to Consolidated Financial
  Statements                              F-1

                            ------------------------
     UNTIL                , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ---------------------------------------------------------
- ---------------------------------------------------------
- ---------------------------------------------------------
- ---------------------------------------------------------
                                2,735,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                               ALEX. BROWN & SONS
                    INCORPORATED
                                LEHMAN BROTHERS
                        SOUNDVIEW FINANCIAL GROUP, INC.
                                               , 1996
- ---------------------------------------------------------
- ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

        SEC registration fee............................................  $   11,342
        NASD filing fee.................................................       3,789
        Nasdaq National Market listing fee..............................      50,000
        Blue sky fees and expenses......................................       5,000
        Printing and engraving expenses.................................     100,000
        Legal fees and expenses.........................................     275,000
        Accounting fees and expenses....................................     200,000
        Transfer agent and registrar fees...............................       5,000
        Increase in Director and Officer Insurance Premium..............     275,000
        Miscellaneous...................................................      74,869
                                                                          ----------
                  Total.................................................  $1,000,000
                                                                          ==========

     The Company will bear all of the foregoing fees and expenses.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article IX of the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") (filed as Exhibit 3.3 to this Registration Statement) eliminates the liability of the Company's directors to the Company or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

     Section 145 of the DGCL provides for indemnification by the Company of its directors and officers. In addition, Article VI of the Company's Bylaws (filed as Exhibit 3.4 to this Registration Statement) requires the Company to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnity agreements with its directors and executive officers (a form of which is filed as Exhibit 10.1 to this Registration Statement) that obligate the Company to indemnify such directors and executive officers to the fullest extent permitted by the DGCL. The Company also maintains officers' and directors' liability insurance, which insures against liabilities that officers and directors of the Company may incur in such capacities.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement, which provides for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act of 1933, as amended (the "Securities Act"), in certain instances by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Since January 1, 1993, the Registrant has issued and sold the following securities:

          1. The Registrant issued and sold 1,702,526 shares (assuming no exercise of stock options after March 31, 1996) of its Common Stock to employees pursuant to exercises of options and direct sales of restricted stock under its 1992 Stock Plan (Exhibit 10.2) at an aggregate purchase price of $440,388.

          2. At various times from November 1992 through July 1993, the Company issued shares of its capital stock to one investor for an aggregate purchase price of $29,999,900. In March 1994, such shares were exchanged for 1,000,000 shares of Common Stock and 5,800,001 shares of Series A Preferred Stock.

          3. In February 1993, the Company issued shares of its capital stock to one employee and one consultant for an aggregate purchase price of $75,000. In March 1994, such shares were exchanged for an aggregate of 750,000 shares of Common Stock.

          4. On March 9, 1994, the Registrant issued and sold 2,504,359 shares of Series B Preferred Stock for an aggregate purchase price of $28,799,991 to a group of thirty-seven venture capital investors.

          5. On September 30, 1994, one investor exchanged 3,871,441 shares of Series A Preferred Stock for 3,871,441 shares of Series A-1 Preferred Stock.

          6. On June 23, 1995, the Registrant issued and sold 3,750,001 shares of Series C and Series C-1 Preferred Stock for an aggregate purchase price of $15,000,000 to a group of nine venture capital investors and one director and executive officer of the Registrant.

          7. On June 23, 1995, one investor exchanged 1,678,560 shares of Series A Preferred Stock for 1,678,560 shares of Series A-1 Preferred Stock.

     The issuances described in Item 15(a)(1) and the first sentence of Item 15(a)(3) were deemed exempt from registration under the Act in reliance upon Rule 701 promulgated under the Act. The issuances of the securities described in the first sentence of Item 15(a)(2) and Items 15(a)(4) and 15(a)(6) were deemed to be exempt from registration under the Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. The issuances described in the second sentences of Items 15(a)(2) and 15(a)(3) and Items 15(a)(5) and 15(a)(7) were deemed to be exempt from registration under the Act in reliance on Section 3(a)(9) of such Act. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT NO.                            DESCRIPTION OF EXHIBIT
- -----------   -------------------------------------------------------------------------
    +1.1      Form of Underwriting Agreement
    +3.1      Amended and Restated Certificate of Incorporation of the Registrant, as
              currently in effect
    +3.2      Intentionally omitted
    +3.3      Form of Amended and Restated Certificate of Incorporation of the
              Registrant to be filed after the closing of the offering made pursuant to the Registration Statement

EXHIBIT NO.                            DESCRIPTION OF EXHIBIT
- -----------   -------------------------------------------------------------------------
    +3.4      Bylaws of the Registrant
    +4.1      Form of specimen certificate for the Registrant's Common Stock
    +5.1      Opinion of Wilson Sonsini Goodrich & Rosati, P.C. (including the consent of such firm) regarding legality of securities being offered
   +10.1      Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers
   +10.2      1992 Stock Plan and related agreements
   +10.3      1996 Employee Stock Purchase Plan and related agreements
   +10.4      1996 Director Option Plan and related agreements
   +10.5      Amended and Restated Stockholders' Rights Agreement dated June 23, 1995
   +10.6      Loan and Security Agreement dated October 12, 1995 between the Registrant and Greyrock Business Credit, a division of Greyrock Capital Group Inc.
   +10.7      Lease dated March 1, 1993 by and between the Registrant, Patrician
              Associates, Inc., a California corporation, and Koll Bernal Avenue
              Associates, a California general partnership, tenants-in-common operating as a joint venture under the name Bernal Avenue Associates regarding premises at Suite 200, 7133 Koll Center Parkway, Pleasanton, California
   +10.8      Form of Promissory Note issued to Warburg, Pincus Investors, L.P.
   +10.9      Form of Promissory Note executed by Michael S. Fields
   +10.10     Form of Promissory Note executed by Geoffrey W. Squire
   +10.11     Consulting Agreement entered into with Thomas J. Connors
   +10.12     Letter Agreement entered into with Paul A. Sallaberry
   +11.1      Statement Re: Computation of Net Loss Per Share
   +21.1      List of Subsidiaries
   +23.1      Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
              5.1)
    23.2      Consent of Ernst & Young LLP, Independent Auditors (included on page II-6)
   +24        Powers of Attorney

- ---------------
+ Previously filed.


     (b) Financial Statement Schedule


II -- Valuation and Qualifying Accounts +
- ---------------
+ Previously filed.

     All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

     a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on the 3rd day of May, 1996.


                                          OPENVISION TECHNOLOGIES, INC.

                                          By:     /s/  MICHAEL S. FIELDS
                                                     Michael S. Fields
                                                   Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed on the 3rd day of May, 1996, by the following persons in the capacities indicated:


                  SIGNATURE                                        TITLE
- ---------------------------------------------  ----------------------------------------------
                     /s/  MICHAEL S.           Chairman of the Board
                    FIELDS
- ---------------------------------------------
                Michael S. Fields
                    /s/  GEOFFREY W.           Chief Executive Officer and Director
                    SQUIRE*                    (Principal Executive Officer)
- ---------------------------------------------
                Geoffrey W. Squire
                    /s/  KENNETH E.            Chief Financial Officer (Principal Financial
                   LONCHAR*                    Officer and Principal Accounting Officer)
- ---------------------------------------------
                Kenneth E. Lonchar
                     /s/  THOMAS J.            Director
                   CONNORS*
- ---------------------------------------------
                Thomas J. Connors
                   /s/  STEWART K.P.           Director
                    GROSS*
- ---------------------------------------------
                Stewart K.P. Gross
                    /s/  WILLIAM H.            Director
                   JANEWAY*
- ---------------------------------------------
                William H. Janeway
                       /s/  JEANNE             Director
                   WOHLERS*
- ---------------------------------------------
                  Jeanne Wohlers
       *By:           /s/  MICHAEL S.
                    FIELDS*
                Michael S. Fields
                 Attorney-in-Fact

                                                                    EXHIBIT 23.2

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference of our firm under the caption "Experts" and to the use of our report dated February 23, 1996, in Amendment No. 5 to the Registration Statement (Form S-1 No. 333-1724) and related Prospectus of Openvision Technologies, Inc. for the registration of 3,145,250 shares of its common stock.


     Our audits also included the financial statement schedule of Openvision Technologies, Inc. listed in Item 16(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                               ERNST & YOUNG LLP
San Jose, California

May 3, 1996

APPENDIX

Inside front cover

The graphic reads "OPENVISION" and "Client/Server Systems Management for the Enterprise" across the top. In the center is a structure with four platforms extending therefrom. In the center of the structure is a computer terminal with the word "AXXiON" in the screen. At the base of the screen the words "Storage," "Security" and "Operations" appear. Under these words are the words "Highly Scalable," "Event Driven," "Centrally Managed" and "Interoperable." The platform extending from the top left is labeled "NETWORKS" and has numerous desktop computers sitting atop. The platform extending from the lower left is labeled "APPLICATIONS" and has a check, a satellite, a multi-racial group of eight persons and a building sitting atop. The platform extending from the upper right is labeled "PLATFORMS" and has six big computers sitting atop. The platform extending from the lower right is labeled "DATABASES" and has a dollar sign, a pound sign, a yen sign, a bar graph, file folders and a filing cabinet sitting atop. The bottom of the graphic reads "Distributed Systems Management Software and Services To Increase System Availability and System Administrator Productivity."

The graphic reads "Enterprise Storage Management" across the top. At the center of the graphic is a computer with three arrows extending therefrom and labeled "Centrally Managed." Beneath the central computer are the words "AXXiON-NetBackup" with arrows extending from desktop computers beneath this heading to larger computers on the left and on the right. The desktop computers are labeled "Heterogeneous Clients" and the words "UNIX," "Mac," "WinNT" and DOS" appear under the label. The larger computers on the left appear with the words "Business Critical Application and Internet Servers" underneath them. The larger computers on the right appear with the words "Storage Servers w/ Robotic Devices" underneath them. Extending up from the larger computers on the right are two-directional arrows pointing down and up towards cylinders labeled "Mainframe HSM Devices." Between these arrows are the words "AXXiON- HSM."

The graphic reads "Automated Operations Management" across the top. At the center of the graphic is a computer with three arrows extending therefrom and labeled "Centrally Managed." Beneath the central computer is a box with the words "AXXiON-Event Manager," "AXXiON- Performance Manager," "AXXiON-Scheduler" and "AXXiON-Xfer" with arrows extending from desktop computers beneath this heading to larger computers on the left and on the right. The desktop computers are labeled "Heterogeneous Clients" and the words "UNIX," and "WinNT" appear under the label. The larger computers on the left appear with the words "Business Critical Application and Internet Servers" underneath them. Extending up from the larger computers on the left are two-directional arrows pointing down and up towards large computers labeled "High Availability Servers." Between these arrows are the words "AXXiON-HA." The larger computers on the right appear with the words "Storage Servers w/ Robotic Devices" underneath them. Extending up from the larger computers on the right are two-directional arrows pointing down and up towards cylinders labeled "Mainframe HSM Devices." Between these are arrows are the words "AXXiON-Event Manager."

The graphic reads "Network and Systems Security" across the top. At the center of the graphic is a computer with three arrows extending therefrom and labeled "Centrally Managed." Beneath the central computer is a box with the words "AXXiON-SecureMax," "AXXiON-Authenticate," "AXXiON-Authorize" with arrows extending from desktop computers beneath this heading to larger computers on the left and on the right. The desktop computers are labeled "Heterogeneous Clients" and the words "UNIX," and "WinNT" appear under the label. The larger computers on the left appear with the words "Business Critical Application and Internet Servers" underneath them. Extending up from the larger computers on the left are two-directional arrows pointing down and up towards large computers labeled "High Availability Servers." Between these arrows are the words "AXXiON-Authenticate." The larger computers on the right appear with the words "Storage Servers w/ Robotic Devices" underneath them. Extending up from the larger computers on the right are two-directional arrows pointing down and up towards cylinders labeled "Mainframe HSM Devices." Between these are arrows are the words "AXXiON-Authenticate."

Page 38

The graphic reads "3 Tier Event Driven Architecture" across the top. Across the bottom are three large arrows labeled "Tier 1 Central Console," "Tier 2 Server Engine" and "Tier 3 Thousands of Intelligent Agents." In the left center of the graphic is a box labeled "Management Interface" In the left of the box (above the "Tier 1" arrow) is a desktop computer. At the right of the box (above the "Tier 2" arrow) is a larger computer. Arrows connect the desktop computer and the larger computer. In the right center of the graphic (above the "Tier 3" arrow) are four horizontally aligned computers, with the words "Autonomous Actions" appearing in a box to the right of each computer and an arrow pointing towards the computer rising out of such box. In the center of the graphic are the words "Considered Actions," "Notifications" and "Action Management" surrounded on top and bottom by arrows pointing to the left and to the right.

Inside back cover

The graphic reads "OPENVISION" across the top with the OpenVision logo atop. In the center is a picture of a globe of the earth with a computer in the middle and beams extending from the computer across the globe hitting various land masses. At the bottom are the words "AXXiON", "Distributed Systems Management Solutions," "Scalable," "Centrally Managed," "Automated," "Adaptive," "Event-Driven" and "Client/Server Architected."

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                       EXHIBITS                                      PAGE
- -------    ----------------------------------------------------------------------------
  +1.1     Form of Underwriting Agreement
  +3.1     Amended and Restated Certificate of Incorporation of the Registrant, as
           currently in effect.........................................................
  +3.2     Intentionally omitted.......................................................
  +3.3     Form of Amended and Restated Certificate of Incorporation of the Registrant
           to be filed after the closing of the offering made pursuant to the
           Registration Statement......................................................
  +3.4     Bylaws of the Registrant....................................................
  +4.1     Form of specimen certificate for the Registrant's Common Stock..............
  +5.1     Opinion of Wilson Sonsini Goodrich & Rosati, P.C. (including the consent of such firm) regarding legality of securities being offered...................
 +10.1     Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.....................................
 +10.2     1992 Stock Plan and related agreements......................................
 +10.3     1996 Employee Stock Purchase Plan and related agreements....................
 +10.4     1996 Director Option Plan and related agreements............................
 +10.5     Amended and Restated Stockholders' Rights Agreement dated June 23, 1995.....
 +10.6     Loan and Security Agreement dated October 12, 1995 between the Registrant and Greyrock Business Credit, a division of Greyrock Capital Group Inc. ....
 +10.7     Lease dated March 1, 1993 by and between the Registrant, Patrician
           Associates, Inc., a California corporation, and Koll Bernal Avenue
           Associates, a California general partnership, tenants-in-common operating as a joint venture under the name Bernal Avenue Associates regarding premises at Suite 200, 7133 Koll Center Parkway, Pleasanton, California..............
 +10.8     Form of Promissory Note issued to Warburg, Pincus Investors, L.P. ..........
 +10.9     Form of Promissory Note executed by Michael S. Fields.......................
 +10.10    Form of Promissory Note executed by Geoffrey W. Squire......................
 +10.11    Consulting Agreement entered into with Thomas J. Connors....................
 +10.12    Letter Agreement entered into with Paul A. Sallaberry.......................
 +11.1     Statement Re: Computation of Net Loss Per Share.............................
 +21.1     List of Subsidiaries........................................................
 +23.1     Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
           5.1)........................................................................
  23.2     Consent of Ernst & Young LLP, Independent Auditors (included on page
           II-6).......................................................................
 +24       Powers of Attorney..........................................................

- ---------------

+ Previously filed.